SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 Report on review interim consolidated financial statements To the Board of Directors and Shareholders Ambev S.A. Introduction We have reviewed the accompanying consolidated interim balance sheet of Ambev S.A. and its subsidiaries ("Consolidated") as at June 30, 2026 and the related consolidated income statements and comprehensive income for the quarter and six-month periods then ended, and the consolidated statements of changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Executive Board of Officers is responsible for the preparation and presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review. Scope of review We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34. São Paulo, July 29, 2026 Sérgio Eduardo Zamora Contador CRC 1SP168728/O-4 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 www.pwc.com.br

AMBEV S.A.

Contents

INTERIM CONSOLIDATED BALANCE SHEET	2
INTERIM CONSOLIDATED INCOME STATEMENT	4
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	5
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	6
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS	8
1. CORPORATE INFORMATION	9
2. BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	10
3. SUMMARY OF MATERIAL ACCOUNTING POLICIES	12
4. USE OF ESTIMATES AND JUDGMENTS	13
5. CASH AND CASH EQUIVALENTS AND INVESTMENT SECURITIES	13
6. INVENTORIES	14
7. RECOVERABLE TAXES	15
8. INCOME TAX AND SOCIAL CONTRIBUTION	15
9. PROPERTY, PLANT AND EQUIPMENT	18
10. TRADE PAYABLES	21
11. INTEREST-BEARING LOANS AND BORROWING	21
12. PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS	22
13. CHANGES IN EQUITY	26
14. SEGMENT REPORTING	30
15. NET SALES	34
16. OTHER OPERATING INCOME/(EXPENSES)	34
17. EXCEPTIONAL ITEMS	34
18. FINANCIAL RESULTS	35
19. SHARE-BASED PAYMENTS	35
20. FINANCIAL INSTRUMENTS AND RISKS	36
21. COLLATERAL, CONTRACTUAL COMMITMENTS TO SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS	44
22. RELATED PARTIES	45
23. EVENTS AFTER THE REPORTING PERIOD	46

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET

All amounts in thousands of Brazilian Reais

Assets	Note	06/30/2026	12/31/2025

Cash and cash equivalents	5.1	16,610,779	18,638,228
Investment securities	5.2	1,735,617	1,681,692
Trade receivables		5,569,116	6,351,608
Derivative financial instruments	20	631,326	769,212
Inventories	6	10,416,081	10,520,090
Recoverable taxes	7	2,677,565	3,623,379
Other assets		2,457,156	1,911,942
		40,097,640	43,496,151

Assets held for sale		376,981	379,445
Current assets		40,474,621	43,875,596

Investment securities	5.2	78,088	123,256
Derivative financial instruments	20	5,309	8,904
Recoverable taxes	7	10,143,435	10,149,140
Deferred tax assets	8.1	8,399,251	8,404,412
Other assets		1,704,042	1,784,707
Employee benefits		27,972	29,936
Long term assets		20,358,097	20,500,355

Investments in associates and joint ventures		1,077,628	485,792
Property, plant and equipment	9	25,644,209	27,644,317
Intangible assets		10,567,854	11,042,703
Goodwill		40,086,600	41,538,388

Non-current assets		97,734,388	101,211,555

Total assets		138,209,009	145,087,151

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

All amounts in thousands of Brazilian Reais

Equity and liabilities	Note	06/30/2026	12/31/2025

Trade payables	10	20,725,194	23,742,835
Derivative financial instruments	20	1,131,546	925,127
Interest-bearing loans and borrowing	11	1,073,602	1,167,325
Payroll and social security payables		2,136,124	2,200,729
Dividends and interest on capital payables		4,194,413	4,927,786
Income tax and social contribution payable		1,166,235	1,437,314
Taxes and contributions payable		3,879,600	6,003,145
Other liabilities, including put options granted on subsidiaries		4,653,046	4,623,681
Provisions	12.1	662,159	571,365
Current liabilities		39,621,919	45,599,307

Trade payables	10	238,572	312,959
Derivative financial instruments	20	2,704	274
Interest-bearing loans and borrowing	11	1,875,358	2,219,599
Deferred tax liabilities	8.1	3,856,571	3,912,270
Income tax and social contribution payable		570,335	713,614
Taxes and contributions payable		684,921	659,665
Other liabilities		3,928	4,307
Provisions	12.1	707,586	877,690
Employee benefits		1,753,950	2,012,685
Non-current liabilities		9,693,925	10,713,063

Total liabilities		49,315,844	56,312,370

Equity	13
Issued capital		58,307,362	58,275,079
Reserves		105,396,977	108,003,463
Carrying value adjustments		(82,915,188)	(78,364,503)
Retained earnings/(losses)		7,524,023	-
Equity attributable to Ambev’s shareholders		88,313,174	87,914,039
Non-controlling interest		579,991	860,742
Total equity		88,893,165	88,774,781

Total equity and liabilities		138,209,009	145,087,151

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED INCOME STATEMENT

For the six and three-month periods ended June 30

All amounts in thousands of Brazilian Reais unless otherwise stated

		Six-month period ended:		Three-month period ended:
	Note	2026	2025	2026	2025

Net sales	15	42,613,399	42,587,572	20,148,919	20,090,194
Cost of sales		(20,582,047)	(20,991,855)	(9,700,434)	(10,046,123)
Gross profit		22,031,352	21,595,717	10,448,485	10,044,071

Distribution expenses		(5,469,939)	(5,457,042)	(2,697,865)	(2,580,347)
Commercial expenses		(4,337,545)	(4,242,833)	(2,335,390)	(2,172,906)
Administrative expenses		(2,792,047)	(2,915,194)	(1,331,865)	(1,426,347)
Other operating income/(expenses)	16	1,365,188	1,201,053	762,166	585,855
Exceptional items	17	5,637	(72,575)	(31,251)	(51,208)
Income from operations		10,802,646	10,109,126	4,814,280	4,399,118

Finance income (i)	18	1,195,896	1,061,640	629,305	497,453
Finance expenses (i)	18	(2,191,912)	(1,999,108)	(911,689)	(996,245)
Other net financial results (i)	18	(546,634)	(892,899)	(203,733)	(475,193)
Net financial results		(1,542,650)	(1,830,367)	(486,117)	(973,985)

Share of results of associates and joint ventures		10,671	(2,738)	11,023	(5,457)
Income before income tax		9,270,667	8,276,021	4,339,186	3,419,676

Income tax expenses	8.2	(1,910,424)	(1,680,806)	(864,510)	(629,110)
Net income		7,360,243	6,595,215	3,474,676	2,790,566

Attributable to:
Equity holders of Ambev		7,155,178	6,411,668	3,386,915	2,717,722
Non-controlling interest		205,065	183,547	87,761	72,844

Basic earnings per share – common – R$		0.4584	0.4100	0.2170	0.1742
Diluted earnings per share – common – R$		0.4564	0.4081	0.2161	0.1734

(i) As from the fourth quarter of 2025, the other financial income and other financial expense line items, which had previously been presented separately, were combined into the line item “Other net financial results”. The same treatment has been applied on a comparative basis.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month periods ended June 30

All amounts in thousands of Brazilian Reais

	Six-month period ended:		Three-month period ended:
	2026	2025	2026	2025

Net income	7,360,243	6,595,215	3,474,676	2,790,566

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedges – obligations related to the acquisition of a non-controlling interest	3,889	74,422	(9,458)	(1,433)
Gains/losses on translation of other foreign operations	(4,692,391)	(7,231,111)	(2,370,766)	(2,287,174)
Gains/losses on translation of foreign operations	(4,688,502)	(7,156,689)	(2,380,224)	(2,288,607)

Cash flow hedge – gains/(losses)
Recognized in equity (Hedge reserve)	(9,989)	(822,134)	(360,195)	(385,466)
Reclassified from equity (hedge reserve) to profit or loss	(42,914)	(522,155)	(107,957)	(71,331)
Total cash flow hedge	(52,903)	(1,344,289)	(468,152)	(456,797)

Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	841	(1,036)	24	(1,124)

Other comprehensive (loss)/income	(4,740,564)	(8,502,014)	(2,848,352)	(2,746,528)

Total comprehensive (loss)/income	2,619,679	(1,906,799)	626,324	44,038

Attributable to:
Equity holders of Ambev	2,604,493	(1,965,687)	613,961	12,312
Non-controlling interest	15,186	58,888	12,363	31,726

The consolidated statement of comprehensive income is presented net of income tax. The income tax effects of these items are disclosed in note 8.1 –Income tax and social contribution.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six-month periods ended June 30

All amounts in thousands of Brazilian Reais

		Attributable to the equity holders of Ambev
		Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interest	Total equity
At January 1, 2025	Note	58,226,036	55,336,410	53,637,019	-	(68,557,326)	98,642,139	938,375	99,580,514

Net Income		-	-	-	6,411,668	-	6,411,668	183,547	6,595,215

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	13.4	-	-	-	-	(7,030,017)	(7,030,017)	(126,672)	(7,156,689)
Cash flow hedges	13.4	-	-	-	-	(1,346,338)	(1,346,338)	2,049	(1,344,289)
Actuarial gains/(losses)	13.4	-	-	-	-	(1,000)	(1,000)	(36)	(1,036)
Total comprehensive income		-	-	-	6,411,668	(8,377,355)	(1,965,687)	58,888	(1,906,799)
Capital increase	13.1	49,660	-	-	-	-	49,660	(28,033)	21,627
Effects of the application of IAS 29 (hyperinflation)		-	-	-	1,376,923	-	1,376,923	(4,298)	1,372,625
Gains/(losses) of controlling interest	13.4	-	-	-	-	1,825	1,825	(1,848)	(23)
Taxes on deemed dividends		-	-	-	-	(4,196)	(4,196)	-	(4,196)
Dividends	13.3	-	-	(496,600)	(3,501,638)	-	(3,998,238)	(224,559)	(4,222,797)
Share buybacks, results from treasury shares, and share-based payments	13.2	-	(1,668,656)	-	-	-	(1,668,656)	796	(1,667,860)
Statute-barred /(additional) dividends		-	-	-	37,866	-	37,866	-	37,866
At June 30, 2025		58,275,696	53,667,754	53,140,419	4,324,819	(76,937,052)	92,471,636	739,321	93,210,957

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

For the six-month periods ended June 30

All amounts in thousands of Brazilian Reais

		Attributable to the equity holders of Ambev
		Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interest	Total equity
At January 1, 2026	Note	58,275,079	53,781,385	54,222,078	-	(78,364,503)	87,914,039	860,742	88,774,781

Net Income		-	-	-	7,155,178	-	7,155,178	205,065	7,360,243

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	13.4	-	-	-	-	(4,500,708)	(4,500,708)	(187,794)	(4,688,502)
Cash flow hedges	13.4	-	-	-	-	(50,818)	(50,818)	(2,085)	(52,903)
Actuarial gains/(losses)	13.4	-	-	-	-	841	841	-	841
Total comprehensive income		-	-	-	7,155,178	(4,550,685)	2,604,493	15,186	2,619,679
Capital increases/(reduction) in associates and subsidiaries	13.1	32,283	-	-	-	-	32,283	19,190	51,473
Effects of the application of IAS 29 (hyperinflation)		-	-	-	1,399,900	-	1,399,900	1,850	1,401,750
Gains/(losses) of controlling interest		-	-	-	(333,014)	-	(333,014)	(167,174)	(500,188)
Taxes on deemed dividends		-	-	-	(11,098)	-	(11,098)	-	(11,098)
Dividends		-	-	-	-	-	-	(151,310)	(151,310)
Interest on capital		-	-	-	(694,639)	-	(694,639)	-	(694,639)
Share buybacks, results from treasury shares, and share-based payments	13.2	-	(2,606,486)	-	-	-	(2,606,486)	1,507	(2,604,979)
Statute-barred /(additional) dividends		-	-	-	7,696	-	7,696	-	7,696
Other		-	-	-	-	-	-	-	-
								-
At June 30, 2026		58,307,362	51,174,899	54,222,078	7,524,023	(82,915,188)	88,313,174	579,991	88,893,165

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the six and three-month periods ended June 30

All amounts in thousands of Brazilian Reais

		Six-month period ended:		Three-month period ended:
	Note	2026	2025	2026	2025

Net income		7,360,243	6,595,215	3,474,676	2,790,566
Adjustments:
Depreciation, amortization and impairment		3,134,617	3,415,654	1,531,125	1,702,403
Impairment losses on receivables and inventory		101,621	139,084	52,354	59,730
Additions to/(reversals of) provisions and employee benefits		55,628	199,577	4,004	80,482
Net financial results	18	1,542,650	1,830,367	486,117	973,985
Losses/(gains) on sales of property, plant and equipment and intangible assets	16	(62,555)	(62,078)	(34,104)	(29,488)
Losses/(gains) on sales of operations in subsidiaries		(86,303)	-	-	-
Share-based payment expenses		190,555	206,107	97,432	107,141
Income tax expenses	8.2	1,910,424	1,680,806	864,510	629,110
Share of results of associates and joint ventures		(10,671)	2,738	(11,023)	5,457
Hedge operations	20.2	(116,947)	(697,456)	(177,272)	(111,485)
Cash flow from operating activities before changes in working capital		14,019,262	13,310,014	6,287,819	6,207,901

(Increase)/decrease in trade and other receivables		662,073	921,343	689,127	208,739
(Increase)/decrease in inventories		(463,080)	(555,186)	(220,374)	457,223
Increase/(decrease) in trade and other payables		(4,731,660)	(6,976,274)	(1,416,739)	(2,931,174)
Cash generated from operations		9,486,595	6,699,897	5,339,833	3,942,689

Interest paid		(355,937)	(379,302)	(154,416)	(141,796)
Interest received		792,598	649,457	358,877	282,825
Dividends received		112,146	7,012	31,031	2,459
Income tax paid		(2,163,082)	(2,723,052)	(863,885)	(1,036,137)
Cash flow from operating activities		7,872,320	4,254,012	4,711,440	3,050,040

Proceeds from sales of property, plant and equipment and intangible assets		78,108	66,714	44,433	34,604
Acquisitions of property, plant and equipment and intangible assets		(1,346,732)	(1,916,354)	(879,877)	(1,088,203)
Sale/(acquisition) and others related to subsidiaries, net of cash		(1,952,131)	(40,213)	64,963	57
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		(47,129)	142,411	(80,107)	91,166
Net proceeds/(acquisitions) of other assets		(368)	1,734	(368)	1,115
Cash flow from/(used in) investing activities		(3,268,252)	(1,745,708)	(850,956)	(961,261)

Capital increases(reduction)/ in associates and subsidiaries		(28,823)	21,627	(43,688)	(2,066)
Proceeds from/(buybacks of) treasury shares		(2,652,614)	(1,831,123)	(2,239,153)	(774,602)
Acquisitions of non-controlling interest		-	(23)	-	-
Proceeds from borrowing		25,675	50,682	10,442	42,919
Repayments of borrowing		(103,317)	(91,413)	(39,800)	(42,243)
Cash net of finance costs other than interest		(1,174,379)	(1,650,121)	(686,856)	(810,909)
Payments of lease liabilities		(555,565)	(594,254)	(286,976)	(292,287)
Dividends and interest on capital paid		(1,184,432)	(8,691,998)	(1,182,908)	(2,080,560)
Cash flow from/(used in) financing activities		(5,673,455)	(12,786,623)	(4,468,939)	(3,959,748)

Net increase/(decrease) in cash and cash equivalents		(1,069,387)	(10,278,319)	(608,455)	(1,870,969)
Cash and cash equivalents at the beginning of the period		18,638,228	28,595,666	17,991,875	19,118,354
Effects of exchange rate fluctuations on cash and cash equivalents		(958,062)	(1,913,322)	(772,641)	(843,360)
Cash and cash equivalents at the end of the period		16,610,779	16,404,025	16,610,779	16,404,025

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

1.	CORPORATE INFORMATION

1.1 Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo, São Paulo State, Brazil, has as its corporate purpose the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or through participation in other companies, as well as the advertising of both its own and of third party products, the sale of promotional and advertising materials, and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Group’s main own brands are Brahma®, Skol®, Antarctica®, Original®, Quilmes®, Andes Origen®, Patricia®, Paceña®, Huari®, Pilsen®, Presidente®, Balboa®, Guaraná Antarctica® and Beats® among others. The main licensed brands by Anheuser-Busch InBev N.V. (“AB InBev”) to the Group are Budweiser®, Corona®, Spaten®, Stella Artois®, Beck’s®, Modelo®, Bud Light®, Busch® and Michelob Ultra® among others. In addition, the Company is one of the largest independent bottlers of PepsiCo in the world. The Group produces, sells and distributes in Brazil and in other countries in Latin America, products such as Pepsi®, H2OH! ®, Lipton IceTea® and the sports drink Gatorade® under a license from PepsiCo. The Group also has a licensing agreement with Red Bull® and other companies to distribute of its portifolio some sales channels and specific regions in Brazil and other markets.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) exchange under the ticker “ABEV3” as well as on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively. The Company’s direct controlling shareholders are Interbrew International GmbH (“ITW International”), and AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of AB InBev.

1.2 Key operating countries

The Company operates its business across four reportable segments based on the geographical zones shown below:

Canada

Central America and Caribbean (CAC):
Includes the Company's operations in the Dominican Republic, Guatemala, and Panama. The operations in Saint Vincent and the Grenadines, Antigua and Barbuda, Dominica and Barbados are held for sale.

Brazil

Latin America South (LAS):
Includes the Company's operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

AMBEV S.A.

1.3 Major corporate events in the three-month period ended June 30, 2026

1.3.1 Resolution on the payment date of the second installment of IOC December 2025

At a meeting held on May 4, 2026, the Board of Directors approved the payment date of the second installment of the interest on capital, the distribution of which had been approved at the Board of Directors' meeting held on December 9, 2025 ("IOC December 2025"). The payment was made on July 6, 2026, in the gross amount of R$0.0755 per share, corresponding to a net amount of R$0.0642 per share of the Company, after the withholding of income tax in accordance with applicable legislation, totaling a net amount of approximately R$1.0 billion. The record date considered at the time the distribution was approved remained unchanged.

1.3.2 Distribution of IOC May 2026

At a meeting held on May 4, 2026, the Board of Directors approved the distribution of interest on capital in the gross amount of R$0.0449 per share, corresponding to a net amount of R$0.0370 per Company share after withholding of income tax, in accordance with applicable legislation, totaling an aggregate gross amount of approximately R$700 million ("IOC May 2026"). The IOC May 2026 will not be offset against the mandatory minimum dividend for the fiscal year and was calculated based on the profit for the period and the available balances reflected in the extraordinary balance sheet dated March 31, 2026. The distribution of the May 2026 IOC will be subject to taxation in accordance with the legislation in force. Such payment will be made by December 31, 2026, on a date to be determined by the Company's Management, based on the shareholder position as of June 22, 2026, with respect to B3 S.A. – Brasil, Bolsa, Balcão, and June 24, 2026, with respect to the New York Stock Exchange (NYSE), without monetary adjustment. The Company's shares and ADRs will trade ex-IOC beginning on June 23, 2026 (including).

1.3.3 Share Buyback Program

In October 2025, the Board of Directors approved a new share buyback program for up to 208,000,000 (two hundred and eight million) common shares issued by the Company. The main purpose of the program is the cancellation of such shares, and any remaining shares may be held in treasury, sold and/or used in connection with the Company’s share-based compensation plans. The program is currently ongoing and, as of June 30, 2026, the Company had already acquired 171,482,300 (one hundred seventy-one million, four hundred eighty-two thousand, three hundred) common shares, at an aggregate cost of R$2,751 million. The transactions are being carried out through Santander Corretora de Câmbio e Valores Mobiliários S.A.

2.	BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements at June 30, 2026 have been prepared using the going concern basis of accounting and are being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB®”).

The information does not meet all disclosure requirements for the presentation of full annual consolidated financial statements and are disclosed with relevant information and changes in the period, without the level of detail in certain notes previously disclosed, avoiding repetition. In Management's view the interim consolidated financial statements provide sufficient understanding of the Company's equity position and performance during the interim period. Therefore, it should be read in conjunction with the consolidated financial statements for the year ended December 31, 2025, prepared in accordance with International Financial Reporting Standards (“IFRS®”) issued by the IASB®.

AMBEV S.A.

The following notes are not disclosed in the interim consolidated financial statements:

	Name of note in the 2025 annual financial statements	Note number
(a)	Payroll and related benefits	9
(b)	Additional information on cost of sales and operating expenses by nature	10
(c)	Earnings per share	12
(d)	Goodwill	15
(e)	Impairment of non-financial assets	16
(f)	Intangibles	17
(g)	Trade receivables	20
(h)	Employee benefits	24

In addition, the material accounting policies presented in the respective accompanying notes are not disclosed in these interim consolidated financial statements. The following notes are not in the same level of detail presented in the annual consolidated financial statements, for the year ended December 31, 2025:

	Name of note in the 2025 annual financial statements	Note
(a)	Basis of preparation and presentation of the interim consolidated financial statements	2
(b)	Summary of material accounting policies	3
(c)	Use of estimates and judgments	4
(d)	Income tax and social contribution	13
(f)	Changes in equity	22
(g)	Interest-bearing loans and borrowing	23
(h)	Share-based payments	25
(i)	Provisions, contingent liabilities and contingent asset	27
(j)	Financial instruments and risks	28
(k)	Related parties	30

In preparing the interim consolidated financial statements, management uses judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. The relevant estimates and judgments are disclosed in note 4 - Use of estimates and judgments.

The interim consolidated financial statements relating to the period ended June 30, 2026 were approved by the Executive Board of Officers on July 29, 2026.

2.1 Functional and presentation currency

The functional and presentation currency of the Company interim consolidated financial statements is the Brazilian Real, which is the currency of its main economic operating environment. For presentation purposes, the interim consolidated financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, and the balances are rounded to the nearest thousand.

AMBEV S.A.

2.1.1 Exchange rates

The most significant exchange rates used for the preparation of the Company’s interim consolidated financial statements are as follow:

			Closing rate		Average rate
					Six-month period ended:
Currency	Name	Country	06/30/2026	12/31/2025	06/30/2026	06/30/2025

ARS	Argentinian Peso	Argentina	0.0035	0.0038	0.0037	0.0052
BOB	Bolivian Peso	Bolivia	0.5304	0.7906	0.7463	0.8378
CAD	Canadian Dollar	Canada	3.6364	4.0187	3.7837	4.1210
CLP	Chilean Peso	Chile	0.0056	0.0061	0.0058	0.0060
GTQ	Quetzal	Guatemala	0.6774	0.7185	0.6786	0.7580
USD	US Dollar	Panamá	5.1766	5.5024	5.1942	5.8310
PYG	Guarani	Paraguay	0.0008	0.0008	0.0008	0.0007
DOP	Dominican Peso	Dominican Republic	0.0864	0.0869	0.0852	0.0954
UYU	Uruguayan Peso	Uruguay	0.1290	0.1409	0.1322	0.1366

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

The accounting practices adopted by the Company are consistent for all the years and periods presented. There were no changes to the accounting policies or calculation methods used for the interim consolidated financial statements at June 30, 2026 compared to those used for the consolidated financial statements for the years ended December 31, 2025.

3.1 Recently issued IFRS

The amendments and new standards that became effective in 2026 were either not applicable to, or did not have a material impact on, these interim separate and consolidated financial statements, as summarized below.

Standard	Effective date	Highlights
IFRS 9 and IFRS 7 – Classify and Measurement of Financial Instruments	January 1, 2026	The changes clarify the criteria for the classification and measurement of financial assets and liabilities, with an emphasis on the assessment of the contractual cash flows characteristics and the entity's business model. In addition, they enhance disclosure requirements, aiming to increase transparency regarding significant judgments, financial risks, and the impacts arising from the classification and measurement of financial instruments.

The following is the main change in accounting standard that, based on Management's assessment, will have an impact on the Company's disclosures in subsequent periods.

Beyond the above, the Company does not anticipate that any other standards or amendments to IFRS® standards or IFRIC® interpretations that have not yet come into force could have a material impact on the Group's financial statements. The Company has not opted for the early adoption of any standards.

3.1.1 IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosures in Financial Statements, which replaces IAS 1 and introduces new requirements aimed at improving the comparability of financial performance reporting and enhancing the transparency of the information provided to users. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, with early adoption permitted. The standard is required to be applied retrospectively.

AMBEV S.A.

While IFRS 18 does not affect the recognition or measurement of assets, liabilities, income or expenses, it’s expected to have a significant impact on the presentation of the primary financial statements and the related disclosures. IFRS 18 introduces new requirements to:

•	present specified categories in the statement of profit or loss, including the introduction of new operating, investing and financing categories, as well as defined subtotals;
•	require disclosures of management-defined performance measures (MPMs) in the notes to the financial statements; and
•	strengthen the principles of aggregation and disaggregation across primary financial statements and the notes.

The company anticipates that the adoption of the standard will primarily affect the presentation of the statement of profit or loss and the statement of cash flows, the disclosure of management performance measures, and the structure of the related notes.

The company does not intend to early adopt IFRS 18 and is currently in the process of assessing and preparing for the impacts arising from its application to the individual and consolidated financial statements. The Company has assessed that the main change in presentation will be the reclassification of foreign exchange gains and losses and gains and losses on certain hedging instruments from “financial income and expenses,” as presented under IAS 1, to “operating profit,” as required under IFRS 18, when the underlying exposure measured or hedged is related to operating activities.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim consolidated financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect both the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and significant judgment are based on past experience and on other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying amounts of assets and liabilities that cannot readily be determined based on other sources. The actual results achieved may differ from these estimates.

Such estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the results for the period during which they are realized, or for future periods.

The impairment test is performed annually considering the most accurate estimates calculated by Management. The Company’s Management has not identified any relevant indications of impairment in the six-month period ended June 30, 2026.

The accounting policy which reflects significant estimates and judgments used in the preparation of these interim consolidated financial statements for the six-month period ended June 30, 2026 has not changed from those valid on December 31, 2025.

AMBEV S.A.

5.	CASH AND CASH EQUIVALENTS AND INVESTMENT SECURITIES

5.1 Cash and equivalents

	06/30/2026	12/31/2025

Cash	178,984	33,360
Current bank accounts	5,370,798	7,824,261
Short-term bank deposits (i)	11,060,997	10,780,607
Net cash and cash equivalents	16,610,779	18,638,228

(i) The balance refers mostly to Bank Deposit Certificates (“CDBs”) and highly liquid short-term deposits, which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value.

Effective January 2026, the Company ceased to consolidate its subsidiary in Cuba and started to account for as an associate using the equity method, in line with the application of the consolidation criteria under applicable accounting standards. As a result, the cash and cash equivalents balances of this investee are no longer included in the consolidated financial statements from that date. This effect is reflected in the line “Sale/(acquisition) and others related to subsidiaries, net of cash” in the Statements of Cash Flows.

The cash and cash equivalents balance include the amount of R$1,558,242 at June 30, 2026 (R$4,070,595 in December 31, 2025), in the consolidated financial statements, which is not freely remittable to the Parent Company. As of June 30, 2026, such restriction arises from the unavailability of foreign currency in Bolivia, although the funds remain available for use in the local operations of the respective subsidiary. As of December 31, 2025, the restricted balance also included amounts related to the operation in Cuba, totaling R$2,017,094.

5.2 Investment securities

	06/30/2026	12/31/2025

Financial assets at fair value through profit or loss	1,735,617	1,667,391
Investments in debt securities (i)	-	14,301
Current assets	1,735,617	1,681,692

Investments in debt securities	78,088	123,256
Non-current assets	78,088	123,256

Total	1,813,705	1,804,948

(i) The balance refers substantially to financial investments linked to tax incentives that are not immediately convertible into a known amount of cash.

6.	INVENTORIES

	06/30/2026	12/31/2025

Finished goods	3,779,028	3,218,469
Work in progress	723,599	619,904
Raw materials and consumables	4,841,567	5,297,699
Spare parts and others	887,341	865,375
Inventory in transit and prepayments	284,500	629,705
Impairment losses	(99,954)	(111,062)
	10,416,081	10,520,090

The changes in impairment losses on inventory are as follow:

	06/30/2026	12/31/2025
Balance at the end of the previous year	(111,062)	(141,046)
Effects of cumulative translation adjustments (CTA)	6,300	6,911
Restructuring of subsidiaries (i)	6,432	4,007
Provisions	(71,639)	(195,476)
Write-offs/reversal of provisions	70,015	214,542
Balance at the end of the period	(99,954)	(111,062)

(i) Effect related to the deconsolidation of balance sheet amounts, including the sale of a subsidiary.

AMBEV S.A.

7.	RECOVERABLE TAXES
	06/30/2026	12/31/2025
Exclusion of ICMS from PIS/COFINS (i)	177,998	436,593
PIS/COFINS	180,963	143,553
ICMS	453,945	407,345
IPI	112,146	120,665
Income tax and social contributions	1,713,929	2,480,759
Other	38,584	34,464
Current	2,677,565	3,623,379

Exclusion of ICMS from PIS/COFINS (i)	7,363,094	7,118,090
PIS/COFINS	5,835	28,315
ICMS	296,336	320,380
Income tax and social contributions	2,280,017	2,455,452
Other	198,153	226,903
Non-current	10,143,435	10,149,140

Total	12,821,000	13,772,519

(i) Over the past few years, as previously disclosed, the Company has recognized PIS/COFINS credits arising from the exclusion of ICMS, including in the form of tax substitution, from the calculation bases of these contributions. These tax credits were recorded against the recoverable taxes in the balance sheet, in the PIS/COFINS – ICMS exclusion line, as shown in the table above. The amounts that have not yet been offset substantially refer to tax credits from Regime Especial de Tributação de Bebidas Frias (“REFRI”), for the period from 2009 to 2015, in relation to which the lawsuit is currently in the final expert evaluation phase.

8.	INCOME TAX AND SOCIAL CONTRIBUTION

8.1 Deferred income tax and social contribution

The amounts of deferred income tax and social contribution for each type of temporary difference are as shown below:

	06/30/2026			12/31/2025
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	7,857	-	7,857	6,842	-	6,842
Intangibles	-	(1,832,916)	(1,832,916)	-	(1,836,483)	(1,836,483)
Employee benefits	797,700	-	797,700	786,297	-	786,297
Trade payables	2,919,938	(2,727)	2,917,211	3,462,227	(2,135)	3,460,092
Trade receivables	95,062	(2,637)	92,425	8,513	(11,018)	(2,505)
Derivative financial instruments	55,273	(165,598)	(110,325)	64,997	(171,696)	(106,699)
Interest-bearing loans and borrowings	5,191	-	5,191	7,649	-	7,649
Inventories	336,403	(176,825)	159,578	390,446	(120,188)	270,258
Property, plant and equipment	1,075,186	(1,965,639)	(890,453)	1,092,185	(1,951,498)	(859,313)
Withholding tax on undistributed profits and royalties	-	(1,754,521)	(1,754,521)	-	(2,136,201)	(2,136,201)
Investments in associates and joint ventures	340	(383,678)	(383,338)	-	(383,678)	(383,678)
Interest on capital	530,352	-	530,352	-	-	-
Tax losses carried forward (i)	3,846,564	-	3,846,564	3,715,493	-	3,715,493
Provisions	1,429,899	(18,609)	1,411,290	1,606,370	(553)	1,605,817
Complement of income tax of foreign subsidiaries due in Brazil	-	(108,739)	(108,739)	-	-	-
Impact of IFRS 16 (Leases)	4,757	(82,161)	(77,404)	2,861	(78,249)	(75,388)
Exclusion of ICMS from PIS/COFINS calculation basis	-	(8,093)	(8,093)	-	(82,550)	(82,550)
Other items	174,472	(234,171)	(59,699)	286,065	(163,554)	122,511
Gross deferred tax assets/(liabilities)	11,278,994	(6,736,314)	4,542,680	11,429,945	(6,937,803)	4,492,142
Netting by taxable entity	(2,879,743)	2,879,743	-	(3,025,533)	3,025,533	-
Net deferred tax assets/(liabilities)	8,399,251	(3,856,571)	4,542,680	8,404,412	(3,912,270)	4,492,142

(i) Historically, tax authorities have offset tax losses ex-officio in administrative proceedings in which the Company and some of its subsidiaries are involved, resulting in an accumulated offset of R$314,817. This amount is included in the tax credits recognized under the line of tax losses carried forward. As of June 30, 2026, the amount remained unchanged since there were no new ex-officio offsets during the period. The contingencies in question have a probability of a possible loss.

AMBEV S.A.

8.1.1 Realization of deferred taxes

At June 30, 2026, the deferred tax assets and liabilities expected to be utilized/settled, not related to tax losses, are: (i) to be realized until 12 months R$1,435,794; and (ii) to be realized after 12 months R$(739,678).

8.1.2 Net change in deferred taxes

The net change in deferred income tax and social contribution is as follows:

At December 31, 2025	4,492,142
Investment hedges – obligations related to the acquisition of a non-controlling interest	(2,003)
Cash flow hedge – gains/(losses)	16,708
Gains/(losses) on cumulative translation adjustments [CTA]	(286,199)
Recognized in other comprehensive income	(271,494)
Recognized in the income statement	535,438
Changes recognized directly in the balance sheet	(213,406)
Recognized in deferred tax	(216,844)
Effects of the application of IAS 29 (hyperinflation)	(216,844)
Recognized in the other balance sheet group	3,438
At June 30, 2026	4,542,680

8.1.3 Deferred tax assets related to tax losses

Beyond the tax credits related to tax losses effectively recognized as part of the amounts disclosed above, there are other tax credits related to tax losses that were not recorded in the balance sheets due to their low expectations of realization, based on Management’s assessment. At June 30, 2026, the accumulated balance of these credits represented R$858,030 in taxable value (R$991,549 in December 31, 2025) equivalent to a taxable basis of R$3,252,253 in June 30, 2026 (R$3,788,686 in December 31, 2025).

Additionally, tax credits related to tax losses recorded in the Brazilian ECF (Tax Accounting Bookkeeping), for the purpose of calculating Taxation on a worldwide basis, ceased to be recognized, resulting in a principal amount of R$4,639,964 as of June 30, 2026 (R$5,289,511 as of December 31, 2025).

8.2 Income tax and social contribution

The income taxes reported in the income statement are broken down as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Income tax expenses – current	(2,445,862)	(2,308,051)	(1,084,057)	(1,151,428)

Deferred tax expenses on temporary differences	404,367	357,979	187,830	219,863
Deferred tax on taxes loss carryforward movements in the current period	131,071	269,266	31,717	302,455
Total deferred tax (expenses)/income	535,438	627,245	219,547	522,318

Total income tax expenses	(1,910,424)	(1,680,806)	(864,510)	(629,110)

AMBEV S.A.

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized below:

	Six-month period ended:		Three-month period ended:
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Profit before income tax	9,270,667	8,276,021	4,339,186	3,419,676
Adjustments to the taxable basis
Other non-taxable income	(326,500)	(330,312)	(180,471)	(167,700)
Government grants related to taxes on sales	(211,709)	(193,898)	(106,741)	(96,892)
Share of results of associates and joint ventures	(10,671)	2,738	(11,023)	5,457
Non-deductible expenses	307,592	305,269	220,233	64,652
Taxation on a universal basis and other adjustments related to foreign subsidiaries	388,054	4,993	215,822	70,225
	9,417,433	8,064,811	4,477,006	3,295,418
Aggregated weighted nominal tax rate	29.88%	27.58%	29.95%	27.50%
Taxes payable – nominal rate	(2,813,575)	(2,224,133)	(1,340,970)	(906,137)
Adjustments to tax expenses
Income tax incentives	200,824	108,140	80,128	64,506
Deductible interest on capital	766,529	594,714	358,816	272,071
Tax savings arising from the amortization of goodwill	1,793	1,793	897	897
Withholding income tax	(130,994)	(103,527)	(21,214)	(59,831)
Recognition/(write-off) of deferred charges on tax losses	(34,989)	(45,454)	(38,125)	(17,648)
Effects of the application of IAS 29 (hyperinflation)	44,781	(27,941)	39,041	(19,717)
Other tax adjustments	55,207	15,602	56,917	36,749
Income tax and social contribution expense	(1,910,424)	(1,680,806)	(864,510)	(629,110)
Effective tax rate	20.61%	20.31%	19.92%	18.40%

The main events that impacted the effective tax rate for the period were:

•	Other non-taxable income: it refers mainly to the revenues arising from monetary updates (Selic) on tax credits.

•	Government grants related to taxes on sales: these represent regional incentives and economic development policies, primarily related to local production to generate economic and social impact. Before the advent of Federal Law No. 14,789/2023, those grants were not subject to income tax and social contribution. In this regarding, since August 2024 companies in the group have obtained favorable decisions, in effect since then, exempting them from collecting IRPJ and CSLL on amounts determined as government grants related to tax benefits deemed as ICMS presumed credits.

•	Non-deductible expenses: primarily refer to the additional costs incurred in acquiring foreign currency in certain jurisdictions where the Group operates, used mainly for the remittance of earnings to the parent companies.

•	Taxation on a universal basis and other adjustments related to foreign subsidiaries: the additional income taxes due in Brazil on the income of foreign-controlled entities, in accordance with Law No. 12,973/2014. It also includes local permanent adjustments to foreign companies consolidated within the group, as well as the effects arising from some of these companies having a functional currency that differs from the currency used for tax calculations.

•	Income tax incentives: it refers to tax incentives related to income tax granted by the Brazilian Federal Government to promote regional development in certain areas of the North and Northeast of the country and to the PAT (“Programa de Alimentação do Trabalhador”). These incentives are recorded in the results on an accruals basis and allocated to fiscal incentives reserve, as per item (13.3.1) "Tax incentives" within note 13 – Changes in equity.

•	Withholding income tax: this balance is related to tax due on dividends to be distributed by subsidiaries located outside of Brazil under local tax legislation. The recorded amounts in 2026 are mainly related to withholding tax calculated on profits earned in 2026 and to exchange differences on deferred income tax related to the undistributed profits of subsidiaries.

AMBEV S.A.

•	Deductible interest on capital (“IOC”): under Brazilian law, companies have an option to remunerate their shareholders through the payment of IOC, which is deductible for income tax purposes. The amount of IOC is impacted by the taxable result, net income reserves of the Company and by the long-term interest rate (“TJLP”). These remunerations are deductible for income tax purposes.

•	Effects of the application of IAS 29 (hyperinflation): the Company’s subsidiary in Argentina operates in a hyperinflationary economy thus subject to the monetary correction of its non-financial assets and liabilities, its equity and its statement of income, which may impact the consolidated effective tax rate, implying variation between periods.

9.	PROPERTY, PLANT AND EQUIPMENT

	06/30/2026	12/31/2025
Property, plant and equipment	23,015,548	24,617,947
Right of use assets	2,628,661	3,026,370
	25,644,209	27,644,317

AMBEV S.A.

9.1 Changes in the carrying amount of property, plant, and equipment

										Carrying amount
	At December 31, 2024	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	Subsidiary Restructuring (i)	At December 31, 2025	Acquisition cost	Depreciation	Total
Land and buildings	11,129,846	(1,089,380)	411,668	12,150	(463,596)	(45,497)	754,751	(118,667)	10,591,275	16,710,784	(6,119,509)	10,591,275
Plant and equipment	12,555,289	(1,085,314)	358,182	375,785	(3,756,473)	(23,935)	2,997,705	(134,001)	11,287,238	47,729,517	(36,442,279)	11,287,238
Fixtures and accessories	927,840	(60,495)	12,817	113,453	(476,269)	(8,377)	385,549	(5,448)	889,070	7,896,162	(7,007,092)	889,070
Under construction	2,521,564	(181,846)	63,867	3,613,877	-	-	(4,175,390)	8,292	1,850,364	1,850,364	-	1,850,364
Total	27,134,539	(2,417,035)	846,534	4,115,265	(4,696,338)	(77,809)	(37,385)	(249,824)	24,617,947	74,186,827	(49,568,880)	24,617,947

										Carrying amount
	At December 31, 2025	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	Subsidiary Restructuring (i)	At June 30, 2026	Acquisition cost	Depreciation	Total
Land and buildings	10,591,275	(410,915)	288,280	240	(242,485)	(3,553)	266,860	(60,571)	10,429,131	16,605,281	(6,176,150)	10,429,131
Plant and equipment	11,287,238	(391,014)	189,034	101,784	(1,660,173)	(8,305)	1,132,874	(42,242)	10,609,196	47,540,513	(36,931,317)	10,609,196
Fixtures and accessories	889,070	(38,177)	3,217	61,535	(225,183)	(3,289)	304,012	(5,167)	986,018	7,823,616	(6,837,598)	986,018
Under construction	1,850,364	(42,551)	16,771	974,084	-	-	(1,793,093)	(14,372)	991,203	991,203	-	991,203
Total	24,617,947	(882,657)	497,302	1,137,643	(2,127,841)	(15,147)	(89,347)	(122,352)	23,015,548	72,960,613	(49,945,065)	23,015,548

(i) Effect related to the deconsolidation of balance sheet amounts, including the sale of a subsidiary.

AMBEV S.A.

9.2 Changes in the carrying amount of right-of-use assets

										Carrying amount
	At December 31, 2024	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Additions	Depreciation	Write-offs	Transfers	Subsidiary Restructuring (i)	At December 31, 2025	Acquisition cost	Depreciation	Total
Buildings	1,235,289	(55,594)	7,484	697,595	(463,235)	(1,135)	(35,656)	(649)	1,384,099	3,764,191	(2,380,092)	1,384,099
Machinery, equipment and vehicles	1,726,325	(20,933)	608	781,748	(740,263)	(212,813)	22,944	-	1,557,616	4,487,363	(2,929,747)	1,557,616
Others	74,041	(7,666)	2,779	73,990	(60,318)	(447)	2,276	-	84,655	277,870	(193,215)	84,655
Total	3,035,655	(84,193)	10,871	1,553,333	(1,263,816)	(214,395)	(10,436)	(649)	3,026,370	8,529,424	(5,503,054)	3,026,370

									Carrying amount
	At December 31, 2025	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Additions	Depreciation	Write-offs	Subsidiary Restructuring (i)	At June 30, 2026	Acquisition cost	Depreciation	Total
Buildings	1,384,099	(27,172)	1,521	154,305	(224,069)	(246)	-	1,288,438	3,797,573	(2,509,135)	1,288,438
Machinery, equipment and vehicles	1,557,616	(9,590)	(316)	167,795	(384,733)	(116,930)	(2,294)	1,211,548	4,507,590	(3,296,042)	1,211,548
Others	84,655	(2,686)	1,455	83,377	(30,003)	(7,732)	(391)	128,675	340,943	(212,268)	128,675
Total	3,026,370	(39,448)	2,660	405,477	(638,805)	(124,908)	(2,685)	2,628,661	8,646,106	(6,017,445)	2,628,661

(i) Effect related to the deconsolidation of balance sheet amounts, including the sale of a subsidiary.

AMBEV S.A.

10.	TRADE PAYABLES
	06/30/2026	12/31/2025

Trade payables	19,540,986	22,596,092
Related parties	1,184,208	1,146,743
Current	20,725,194	23,742,835

Trade payables	89,753	67,682
Related parties	148,819	245,277
Non-current	238,572	312,959

Total	20,963,766	24,055,794

The present value adjustment related to the obligations recorded in trade payables, at June 30, 2026 is R$273,040 million (R$243,031 million at December 31, 2025).

The subsidiaries in Argentina, Chile, and Panama have discount transactions of endorsed trade bills (trade payables securitization) with vendors in the amount of R$131,226 million at June 30, 2026 (R$20,247 million at December 31, 2025). In general, such discount transactions occur due to legal requirements existing in these jurisdictions. These transactions retain their commercial characteristics, as there are no changes to the previously agreed conditions (amount, terms, or counterparty), and it is the vendor’s discretion to anticipate its receivables. Therefore, these transactions do not result in any additional obligations for the Company.

11.	INTEREST-BEARING LOANS AND BORROWING

	06/30/2026	12/31/2025

Secured bank loans	17,580	18,831
Other secured loans	117,001	135,510
Lease liabilities	939,021	1,012,984
Current liabilities	1,073,602	1,167,325

Secured bank loans	63,291	80,870
Other secured loans	164,367	176,067
Lease liabilities	1,647,700	1,962,662
Non-current liabilities	1,875,358	2,219,599

Total	2,948,960	3,386,924

Additional information regarding the exposure of the Company to interest rates, foreign currency risk and debt repayment schedule is disclosed in Note 20 - Financial instruments and risks.

11.1 Contractual clauses (covenants)

At June 30, 2026, at December 31, 2025, and up to the date of issuance of these consolidated financial statements, no events of default, breaches of covenants, or significant contractual changes occurred that would result in changes to the payment terms of loan and financing agreements.

11.2 Leasing contracts regarding the term and discount rate (Brazil)

The Company estimated the discount rates based on the risk-free interest rates observable in the Brazilian market over the terms of its contracts, adjusted to its specific circumstances (i.e. the credit 'spreads'). These spreads are based on surveys conducted with financial institutions. The table below presents the weighted average rates applied, considering the terms of the existing contracts:

AMBEV S.A.

		Rate %
Lease Term	06/30/2026	12/31/2025
2026 - 2030	12.50%	12.23%
2031 - 2040	13.18%	12.94%

12.	PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Company and its subsidiaries are involved in administrative and judicial proceedings and arbitrations arising from the normal course of business. The assessment of the likelihood of loss, carried out by the Company with the support of its legal advisors, considers the likelihood of the Company position being accepted at the end of the proceedings, considering the applicable legislation, the case law on the subject and the existing evidence. Due to their nature, these proceedings involve inherent uncertainties, including, but not limited to, decisions by courts and tribunals agreements between the parties involved and governmental actions and, as a result, Management cannot, at this stage, estimate the precise timing to conclude such proceedings.

12.1 Provisions

The lawsuits considered probable of loss are fully provisioned, under the terms of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, and have a tax, civil or labor nature. Cases are considered likelihood of loss when there is established or binding case law unfavorable to the position defended by the Company and its subsidiaries, or, in the case of factual or evidentiary disputes, when the Company and its subsidiaries do not have the necessary and sufficient evidence to prove the claimed right.

12.1.1 Main lawsuits with a probable likelihood of loss

Taxes on sales: in Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes, considered as probable likelihood of loss. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

Labor: the Company and its subsidiaries are parties to labor lawsuits considered likely to result in loss, involving former employees, including those from outsourced service providers. The main issues involve overtime and related effects and respective charges.

Civil: the Company and its subsidiaries are involved in civil proceedings considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits was filed by former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts with the Company.

Other taxes: refer to provisions for lawsuits concerning taxes unrelated to sales or income taxation. The uncertain tax treatments related to income taxes with a likelihood of probable loss have their value reported directly in the income tax and social contribution payable line, as per IFRIC 23 - Uncertainty on the Treatment of Income Taxes.

AMBEV S.A.

12.1.2 Provisions changes

	Tax on sales	Labor	Civil	Other taxes	Restructuring (i)	Total
Balance at December 31, 2024	325,906	195,110	372,021	214,206	4,572	1,111,815
CTA effect	-	(1,955)	(7,372)	(7,435)	(301)	(17,063)
Constituted provisions	423,011	285,111	273,018	275,282	23,348	1,279,770
Consumed provisions	(129,832)	(211,490)	(165,833)	(42,501)	(22,511)	(572,167)
Reversed provisions	(93,989)	(49,884)	(174,778)	(34,649)	-	(353,300)
Balance at December 31, 2025	525,096	216,892	297,056	404,903	5,108	1,449,055
CTA effect	-	(862)	(1,145)	(2,191)	(322)	(4,520)
Constituted provisions	48,921	129,990	27,589	44,195	2,096	252,791
Consumed provisions	(60,973)	(79,746)	(10,544)	(1,856)	(6,322)	(159,441)
Reversed provisions	(106,092)	(43,696)	(17,467)	(885)	-	(168,140)
Balance at June 30, 2026	406,952	222,578	295,489	444,166	560	1,369,745

(i) Restructuring provisions mainly relate to organizational improvements, right-sizing and the Group’s digitalization efforts.

12.1.3 Expected settlement of provisions

	06/30/2026			12/31/2025
	Current	Non-current	Total	Current	Non-current	Total
Tax on sales	197,633	209,319	406,952	124,282	400,814	525,096
Labor	114,022	108,556	222,578	99,389	117,503	216,892
Civil	84,977	210,512	295,489	81,425	215,631	297,056
Other taxes	264,967	179,199	444,166	261,161	143,742	404,903
Total provision for disputes and litigation	661,599	707,586	1,369,185	566,257	877,690	1,443,947
Restructuring (i)	560	-	560	5,108	-	5,108
Total provisions	662,159	707,586	1,369,745	571,365	877,690	1,449,055

(i) Restructuring provisions mainly relate to organizational improvements, right-sizing and the Group’s digitalization efforts.

The expected settlement of provisions was based on Management’s best estimate, in line with their internal and external legal advisors’ assessments, at the consolidated balance sheet date.

12.2 Contingencies

The Company and its subsidiaries maintain administrative and judicial disputes with fiscal authorities in Brazil related to certain tax positions adopted when calculating the income tax and social contribution, which, based on Management’s current evaluation, probably are going to be accepted in superior court decisions of last instance, considering the regular compliance with tax laws, case law, and evidence produced, in line with IFRIC 23 - Uncertainty over Income Tax Treatments. The Group is also part on tax proceedings related to other taxes, which involve possible loss risk, according to Management's assessment. To these uncertain tax treatments and possible contingencies there are no constituted provision, due to the likelihood of loss assessment carried out. Such proceedings represent the following estimates.

	06/30/2026	12/31/2025

Income tax and social contribution	78,000,854	72,201,276
Value-added and excise duties	29,577,012	28,810,054
PIS and COFINS	1,947,187	1,876,543
Others	3,669,580	3,046,204
	113,194,633	105,934,077

Contingencies with a remote risk of loss are not disclosed, as the possibility of any settlement is remote, in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

AMBEV S.A.

The Company and its subsidiaries have guarantee-insurance bonds and letters of guarantee for some legal proceedings, presented as guarantees on civil, labor and tax lawsuits.

12.2.1 Main contingencies with a possible risk of loss

The changes in the amount of contingencies reported relate mainly to the increase resulting from monetary restatement. In addition, the main process classified with a possible loss probability, which relevant changed between December 31, 2025 and June 30, 2026, are summarized in the table below, along with their respective estimated values involved in the cases.

	Uncertainty over the treatment of income taxes In accordance with IFRIC 23 (note 8.1 - Income tax and social contribution)	Estimates (in million of Brazilian Reais)
#	Description of the main processes	06/30/2026	12/31/2025
1

Deductibility of IOC expenses

During the 2013 fiscal year, as approved in a General Meeting, the Company implemented a corporate restructuring aimed at simplifying its structure and unifying its share classes, among other objectives. One of the steps of this restructuring involved the exchange of shares and subsequent incorporation of the shares of its subsidiary Companhia de Bebidas das Américas into Ambev S.A. As a consequence of this operation, Ambev S.A. recognized in its accounting records the counterpart of the difference between the value of its shares issued for this exchange and the book value of the subsidiary's shares in equity, in accordance with IFRS 10 - Consolidated Financial Statements, under the item "adjustments to equity".

As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities (“RFB”) related to the interest on capital (“IOC”) deduction for calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.

In all cases Ambev obtained partially favorable decisions at the first-level administrative court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the CARF. The favorable portion of the decisions rendered by the first-level administrative court in these cases is subject to mandatory review by the CARF as well. With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 the company obtained an unfavorable decision on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, the favorable portion of the decision became final, and the Company appealed the unfavorable portion to CARF. In October 2025, the Company was notified of CARF’s unfavorable decision and, with respect to the main merits of the discussion, appealed to the Upper Administrative Court (“CSRF”) which awaits analysis. For a portion of the discussion relating to calendar year 2015 that became final at the administrative level, the Company appealed to the judicial courts. In December 2025, the Company obtained an unfavorable decision at the first level judicial court that did not analyze the merits of this portion of the discussion based on the understanding that it was dependent on the result of the main merits that is still pending at the administrative level. The Company will continue to discuss at the judicial level. In April 2026, the Upper Administrative Court (“CSRF”) did not accept the appeal regarding the main merits of the tax assessment and the Company filed a lawsuit to have the matter decided at the judicial level. The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$32.8 billion as of June 30, 2026 (R$30.8 billion as of December 31, 2025). Due to the assessment of the likelihood of loss, no provision was made in the period.

This uncertain tax treatment, according to IFRIC 23, continued to be applied by Ambev and affected subsequent calendar years to those assessed (2022 and 2023), during which the Company also distributed IOC and deducted them from the taxable base of its Income Tax. Therefore, if the deductibility of IOC is also questioned in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the period already assessed. In December 2023, Provisional Measure 1,185, of August 2023, was converted into a law (No. 14,789/2023), which changes the basis for calculating Interest on Capital as of January 1, 2024, making this uncertain tax treatment limited to Interest on Capital calculated in accordance with legislation in force before the aforementioned law effective date.

		32,786	30,782

AMBEV S.A.

2

Disallowance of tax paid abroad

Since 2014, the Company has been receiving tax assessments, relating to calendar years from 2007 onwards, which disallow the use of foreign tax credits relating to income tax paid abroad by its controlled companies. The Company is challenging these assessments in the administrative and judicial courts. In November 2019, a final favorable decision was issued by CARF canceling the assessment regarding one of the cases, covering the calendar year 2010. For cases involving calendar years 2015 and 2016, the Company received unfavorable decisions, in the administrative level, in three out of four cases. The Company filed a lawsuit to discuss the matter and awaits a decision by the first level judicial court. In July 2024, CARF rendered a favorable decision to the Company in one case related to the 2012 calendar year, in march of 2026, such decision became final, resulting in the full cancellation of the assessment. In 2024, CARF also issued an unfavorable decision regarding evidentiary procedural requirements in a separate case involving the same matter for the 2012 tax year, and the Company filed a judicial action, which is currently awaiting a first-instance ruling. In January 2025, the Company received additional tax assessments related to the 2019 tax year and submitted administrative defenses, which were denied by the first-level administrative court in September 2025. The Company subsequently filed the corresponding voluntary appeals with CARF. In 2026, the Company received additional tax assessments related to the 2018, 2020 and 2023 tax years and filed administrative defenses which are currently awaiting judgment. With respect to proceedings relating to the remaining tax years, the Company is awaiting decisions at both the administrative and judicial levels. Additionally, tax assessments were issued imposing isolated penalties due to the alleged failure to make monthly IRPJ and CSLL payments as a result of the utilization of foreign tax credits arising from income taxes paid by foreign subsidiaries for the 2015 to 2020 tax years. The assessments relating to the 2015 to 2019 tax years were reviewed by CARF, which rendered unfavorable decisions for the Company, except for the assessment related to the 2017 tax year, for which a favorable decision was issued. None of these decisions is final, and both the Company and the tax authorities have filed appeals with the Superior Chamber of Tax Appeals (“CSRF”).

In June 2026, the Company received an unfavorable at the first-level administrative court related to the 2020 tax case and intends to file an appeal with CARF.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23 - Uncertainty over Income Tax Treatments, is approximately R$23.6 billion as of June 30, 2026 (R$19.1 billion as of December 31, 2025), and, due to the assessment of the likelihood of loss, no provision was made in the period. This uncertain tax treatment, according to IFRIC, regarding income tax credits paid abroad, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2021-2025). If new questions arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the periods already assessed.

	23,622	19,091
3

Foreign Earnings

Since 2005, the Company and some of its subsidiaries have been subject to tax assessments filed by the RFB relating to the taxation in Brazil of profits earned by subsidiaries domiciled abroad under various arguments. The Company is challenging these assessments in the administrative and judicial courts.

In 2022 and 2023, CARF rendered favorable and partially favorable decisions to the Company, related to 2012 and 2014 calendar year. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by the Company with respect to the taxation of foreign profits and the goodwill amortization by foreign subsidiaries. Part of these decisions became final, representing the cancellation of the related tax contingency in the approximate amount 1.0 billion Brazilian real as of 30 September 2024. In August 2024 Ambev received a partially favorable decision from the first-level administrative court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the tax authorities filed appeals and the case awaits decision by CARF. In November 2024, Ambev received a new tax assessment relating to the taxation of foreign profits for calendar year 2019 and filed a defense, the outcome of which was partially favorable to the Company. The Company filed an appeal to CARF which is awaiting judgment. In December 2025, the Company received a new tax assessment relating to calendar year 2020 and filed the defense with the first-level administrative court. In June 2026, the first-level administrative court issued a partially favorable decision to the Company. This decision is not final, and both the Company and the tax authorities have filed appeals with CARF.

In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credits, as well as favorable first-level decisions. Part of these decisions were confirmed by the second-level judicial courts and other reverted. All these second-level judicial court decisions are not final and were subject to appeal by the Company and the tax authorities, as the case may be, and can be reviewed by the Superior Court of Justice.

The updated amount of this uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$7.1 billion as of June 30, 2026 (R$8.0 billion as of December 31, 2025).

This uncertain tax treatment, according to IFRIC 23, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2021-2025). If new inquiries arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these eventual new discussions would be consistent with the periods already assessed.

	7,083	7,996

	Indirect taxes	Estimates (in million of Brazilian Reais)
#	Description of the main process	06/30/2026	12/31/2025
1

Social contributions – Other Credits

In 2022, Ambev received a tax assessment and administrative decisions challenging the offsetting regarding certain PIS/COFINS’ credits. The tax authorities primarily argue that (i) certain credits claimed by Ambev are unrelated to the production proceedings and (ii) Ambev has not adequately demonstrated its right to utilize such credits. The assessment was challenged at the administrative level and after a partially favorable judgment, Ambev filed an appeal with CARF, which resulted in the proceeding being remanded for tax expert examination in September 2024. In March 2026, the Lower Administrative Court (CARF) issued a partially favorable decision in the taxpayer’s appeal. While certain relevant matters were decided in favor of the company, the main issues were ruled against the taxpayer by a tie-vote. This decision is not final, as the written decision is still pending formal notice and may be subject to review by the Upper Administrative Court. The Company estimates that the updated amount classified as a possible loss related to these proceedings is approximately R$642.0 million as of June 30, 2026 (R$615.1 million as of December 31, 2025).

		642	615

AMBEV S.A.

12.2.2 Tax Proceeding Initiated by the Group

The Company is also a party on other tax proceedings in which it is the plaintiff and discusses the possibility of recovering or avoiding the payment of taxes that, in the Administration's view, lack constitutional and/or legal support for their enforcement. As disclosed on the accounting policy, the Company does not recognize contingent assets in its financial statements. If the inflow of economic benefits becomes probable, based on a forecast assessment conducted by external legal advisors in conjunction with the internal assessment of the Administration, the Company discloses the contingent asset. When the inflow of economic benefits becomes virtually certain, such as when a final judgment is rendered in the case and the gain can be reliably estimated, the asset is no longer contingent, and the Company recognizes it in the financial statements in period in which the estimate has changes.

The contingent assets with relevant changes until June 30, 2026, are summarized in the table below.

#	Description of the main processes
1

Federal taxation on VAT Incentives

After the enactment of Law No. 14,789, effective as of Jan 1st, 2024, the VAT incentives deemed as “government grants for investment”, began being taxed for IRPJ/CSLL and PIS/COFINS purposes. With that respect, Ambev and some of its subsidiaries in Brazil have filled their own legal procedures to challenge the legal aspects of the newly enacted Law. During 2024 and 2025, some of the companies obtained favorable judicial decisions related to VAT Incentives deemed as ICMS presumed credits which relief them, from the calculation periods starting after each decision was issued, from taxing IRPJ/CSLL and PIS/COFINS, having those decisions amounted to, until June 30, 2026, the accumulated amounts of R$244 million and R$700 million, respectively.

13.	CHANGES IN EQUITY

13.1 Issued capital

At June 30, 2026, the authorized and issued capital, fully subscribed and paid in, amounting to R$58,307,362 (R$58,275,696 in June 30, 2025) was composed of 15,763,665 common shares (15,761,639 in June 30, 2025), book entry, registered, and with no par value, distributed as follows:

	06/30/2026		06/30/2025
Shareholder	Thousands of common shares	%	Thousands of common shares	%
Interbrew International GmbH	8,441,666	53.56%	8,441,666	53.56%
Ambrew S.A.R.L.	1,287,715	8.17%	1,287,700	8.17%
Fundação Zerrenner	1,609,987	10.21%	1,609,987	10.21%
Market (free float)	4,113,427	26.08%	4,252,857	26.98%
Treasury shares	310,870	1.97%	169,429	1.07%
	15,763,665	100.00%	15,761,639	100.00%

	06/30/2026		06/30/2025
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Opening balance	15,761,639	58,275,079	15,757,657	58,226,036
Capital increase (i)	2,026	32,283	3,982	49,660
Balance at the end of the period	15,763,665	58,307,362	15,761,639	58,275,696

(i) Capital increase related to the issue of shares, under Company’s share-based payment programs.

AMBEV S.A.

13.2 Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
Balance at January 1, 2025	(1,332,743)	53,662,811	700,898	2,305,444	55,336,410
Gains/(losses) of controlling interest	-	-	-	-	-
Share buybacks, results from treasury shares, and share-based payments	(1,740,750)	-	-	72,094	(1,668,656)
Balance at June 30, 2025	(3,073,493)	53,662,811	700,898	2,377,538	53,667,754

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
Balance at January 1, 2026	(2,947,613)	53,662,811	700,898	2,365,289	53,781,385
Share buybacks, results from treasury shares, and share-based payments	(2,662,781)	-	-	56,295	(2,606,486)
Balance at June 30, 2026	(5,610,394)	53,662,811	700,898	2,421,584	51,174,899

13.2.1 Share buyback and treasury shares results

Treasury shares represent the Company’s own issued shares that have been repurchased by the Company. The results of treasury shares refer to gains and losses arising from share-based payment transactions and others related items. The changes in treasury shares are as follow:

	Acquisition/(realization of shares)		Results from treasury shares	Total treasury shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
Balance at January 1, 2025	29,807	(365,626)	(967,117)	(1,332,743)
Share Buyback	146,902	(1,831,124)	-	(1,831,124)
Share-Based Payment	(7,280)	84,294	-	84,294
Results from shares	-	-	6,080	6,080
Balance at June 30, 2025	169,429	(2,112,456)	(961,037)	(3,073,493)
	Acquisition/(realization of shares)		Results from treasury shares	Total treasury shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
Balance at January 1, 2026	145,113	(1,836,585)	(1,111,028)	(2,947,613)
Share Buyback	171,482	(2,751,334)	-	(2,751,334)
Share-Based Payment	(5,725)	70,257	-	70,257
Results from shares	-	-	18,296	18,296
Balance at June 30, 2026	310,871	(4,517,662)	(1,092,732)	(5,610,394)

13.3 Net income reserves

	Profit reserves
	Investment reserve	Legal reserve	Fiscal incentives	Total
Balance at January 1, 2025	36,125,152	4,456	17,507,411	53,637,019
Fiscal incentives reserve	(496,600)	-	-	(496,600)
Balance at June 30, 2025	35,628,552	4,456	17,507,411	53,140,419

	Profit reserves
	Investment reserve	Legal reserve	Fiscal incentives	Total
Balance at January 1, 2026	36,337,370	4,456	17,880,252	54,222,078
Balance at June 30, 2026	36,337,370	4,456	17,880,252	54,222,078

There was no change in profit reserves in the first quarter of 2026.

AMBEV S.A.

13.3.1 Tax incentives

The tax incentives recognized by the Company in its net equity, under profit reserves, relate to industrial development programs that aim at the fostering of employment generation, increasing of regional decentralization, in addition to complementing and diversifying the industrial bases of some regions and states in Brazil. In these states, the grace periods and incentive terms are set out in normative acts issued by the respective states, and when there are conditions for obtaining these grants, they are under the Company’s control. The tax treatment of States incentives complies with the provisions of current federal, state, and municipal legislation, particularly Complementary Federal Law No. 160/2017 and CONFAZ Agreement No. 190/2017. Following the revocation of Article 30 of Federal Law No. 12,973/14 by Federal Law No. 14,789/23, the state tax incentives in the form of presumed ICMS credits have ceased to be allocated to the tax incentive reserve, starting from 2024. The other federal and state tax incentives continue to be recognized as reserve.

13.3.2 Interest on capital/dividends

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors’ Meeting	05/04/2026	Interest on capital	until 12/31/2026	2026	ON	0.0449	694,639
							694,639

Distribution of Interest on Capital (IOC) – May 2026 Resolution: At a meeting held on May 4, 2026, the Board of Directors approved the distribution of interest on capital ("IOC"), in the gross amount of R$0.0449 per Company share, corresponding to a net amount of R$0.0370 per share after withholding income tax in accordance with applicable legislation ("May 2026 IOC"). The May 2026 IOC will not be offset against the mandatory minimum dividend for the fiscal year and was calculated based on the profit for the period and the available balances reflected in the interim balance sheet as of March 31, 2026. The distribution of the May 2026 IOC will be subject to taxation in accordance with the applicable legislation. The payment will be made by December 31, 2026, on a date to be determined by the Company's Management.

AMBEV S.A.

13.4 Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Gains/(losses) of non-controlling interest’s share	Other movements	Business combination	Accounting adjustments for transactions between shareholders	Total
Balance at January 1, 2025	6,121,951	1,248,882	(602,521)	74,007	(94,246)	156,091	(75,461,490)	(68,557,326)
Comprehensive income:
Gains/(losses) on cumulative translation adjustments [CTA]	(7,030,017)	-	-	-	-	-	-	(7,030,017)
Cash flow hedges	-	(1,346,338)	-	-	-	-	-	(1,346,338)
Actuarial gains/(losses)	-	-	(1,000)	-	-	-	-	(1,000)
Total comprehensive income	(7,030,017)	(1,346,338)	(1,000)	-	-	-	-	(8,377,355)
Gains/(losses) of controlling interest	-	-	-	1,825	-	-	-	1,825
Taxes on deemed dividends	-	-	-	-	(4,196)	-	-	(4,196)
Balance at June 30, 2025	(908,066)	(97,456)	(603,521)	75,832	(98,442)	156,091	(75,461,490)	(76,937,052)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Gains/(losses) of non-controlling interest’s share	Other movements	Business combination	Accounting adjustments for transactions between shareholders	Total
Balance at January 1, 2026	(2,713,332)	350,639	(614,411)	85,732	(155,909)	156,091	(75,473,313)	(78,364,503)
Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	(4,500,708)	-	-	-	-	-	-	(4,500,708)
Cash flow hedges	-	(50,818)	-	-	-	-	-	(50,818)
Actuarial gains/(losses)	-	-	841	-	-	-	-	841
Total comprehensive income	(4,500,708)	(50,818)	841	-	-	-	-	(4,550,685)
Other	-	-	-	-	-	-	-	-
Balance at June 30, 2026	(7,214,040)	299,821	(613,570)	85,732	(155,909)	156,091	(75,473,313)	(82,915,188)

AMBEV S.A.

14.	SEGMENT REPORTING

(a)	Reportable segments six-month period ended on June 30,:
	Brazil		CAC		Latin America – South		Canada		Consolidated
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Net sales	25,106,203	23,276,147	4,562,724	5,441,498	8,262,259	8,831,284	4,682,213	5,038,643	42,613,399	42,587,572
Cost of sales	(12,341,105)	(11,588,020)	(1,945,074)	(2,502,219)	(4,358,991)	(4,777,639)	(1,936,877)	(2,123,977)	(20,582,047)	(20,991,855)
Gross profit	12,765,098	11,688,127	2,617,650	2,939,279	3,903,268	4,053,645	2,745,336	2,914,666	22,031,352	21,595,717
Distribution expenses	(3,117,838)	(3,031,349)	(400,676)	(444,846)	(1,150,267)	(1,128,412)	(801,158)	(852,435)	(5,469,939)	(5,457,042)
Sales and marketing expenses	(2,617,952)	(2,404,919)	(336,860)	(382,630)	(798,912)	(873,188)	(583,821)	(582,096)	(4,337,545)	(4,242,833)
Administrative expenses	(1,932,535)	(1,819,957)	(178,291)	(237,761)	(408,548)	(485,450)	(272,673)	(372,026)	(2,792,047)	(2,915,194)
Other operating income/(expenses)	1,345,623	1,175,584	(12,860)	(2,900)	21,024	16,382	11,401	11,987	1,365,188	1,201,053
Exceptional items	(10,981)	(17,299)	79,833	(4,824)	(61,119)	(34,397)	(2,096)	(16,055)	5,637	(72,575)
Income from operations	6,431,415	5,590,187	1,768,796	1,866,318	1,505,446	1,548,580	1,096,989	1,104,041	10,802,646	10,109,126
Net financial results									(1,542,650)	(1,830,367)
Share of results of associates and joint ventures									10,671	(2,738)
Income before income tax									9,270,667	8,276,021
Income tax expenses									(1,910,424)	(1,680,806)
Net income									7,360,243	6,595,215

Acquisitions of property, plant and equipment	869,691	1,402,121	189,531	188,337	190,421	233,738	97,089	92,158	1,346,732	1,916,354

AMBEV S.A.

(continued)

	Brazil		CAC		Latin America – South		Canada		Consolidated
	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025

Segment assets	58,131,130	58,539,954	12,761,234	14,331,925	21,720,333	23,344,458	15,760,765	16,783,598	108,373,462	112,999,935
Inter-segment eliminations									(2,799,149)	(3,067,549)
Non-segmented assets (i)									32,634,696	35,154,763
Total assets									138,209,009	145,087,149

Segment liabilities	30,346,807	32,120,900	2,954,343	5,297,547	4,847,950	7,078,599	4,139,655	4,260,622	42,288,755	48,757,668
Inter-segment eliminations									(2,799,152)	(3,067,548)
Non-segmented liabilities (i)									98,719,406	99,397,029
Total liabilities									138,209,009	145,087,149

(i) The balance of non-segmented assets refers mainly to cash and cash equivalents, taxes, and investments. The balance of non-segmented liabilities refers primarily to equity, taxes and derivatives.

Non-current assets attributed to Brazil (the Company’s country of domicile) and to Canada amounted to R$44,087,910 and R$13,272,445, respectively, at June 30, 2026 (R$44,994,052 and R$14,793,973, respectively, at December 31, 2025. Net revenue attributable to the Company's operations in Argentina totaled R$3,700,968 for the six-month period ended June 30, 2026 (R$4,394,929 as of June 30, 2025), and the segmented non-current assets related to the same country totaled R$10,473,102 for the same period ended June 30, 2026 (R$9,916,672 as of December 31, 2025).

AMBEV S.A.

(b)	Reportable segments – three-month period ended on June 30,:

	Brazil		CAC		Latin America – South		Canada		Consolidated
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Net sales	11,851,595	11,020,777	2,317,478	2,784,574	3,226,155	3,295,172	2,753,691	2,989,671	20,148,919	20,090,194
Cost of sales	(5,782,949)	(5,596,371)	(967,798)	(1,244,640)	(1,822,322)	(1,943,746)	(1,127,365)	(1,261,366)	(9,700,434)	(10,046,123)
Gross profit	6,068,646	5,424,406	1,349,680	1,539,934	1,403,833	1,351,426	1,626,326	1,728,305	10,448,485	10,044,071
Distribution expenses	(1,534,725)	(1,452,275)	(204,213)	(221,114)	(512,852)	(456,678)	(446,075)	(450,280)	(2,697,865)	(2,580,347)
Sales and marketing expenses	(1,445,561)	(1,273,405)	(165,742)	(193,938)	(389,150)	(375,472)	(334,937)	(330,091)	(2,335,390)	(2,172,906)
Administrative expenses	(958,192)	(908,143)	(81,665)	(124,208)	(180,742)	(214,674)	(111,266)	(179,322)	(1,331,865)	(1,426,347)
Other operating income/(expenses)	768,936	590,325	(17,197)	(11,478)	3,685	4,557	6,742	2,451	762,166	585,855
Exceptional items	(5,145)	(7,598)	(3,352)	(2,311)	(20,658)	(25,244)	(2,096)	(16,055)	(31,251)	(51,208)
Income from operations	2,893,959	2,373,310	877,511	986,885	304,116	283,915	738,694	755,008	4,814,280	4,399,118
Net financial results									(486,117)	(973,985)
Share of results of associates and joint ventures									11,023	(5,457)
Income before income tax									4,339,186	3,419,676
Income tax expenses									(864,510)	(629,110)
Net income									3,474,676	2,790,566

AMBEV S.A.

(c)	Additional information – by business unit – six and three-month periods ended on June 30,:

	six-month period ended June 30:						three-month period ended June 30:
	Brazil						Brazil
	Beer		NAB		Total		Beer		NAB		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Net sales	20,751,091	18,990,371	4,355,112	4,285,776	25,106,203	23,276,147	9,791,089	8,989,614	2,060,506	2,031,163	11,851,595	11,020,777
Cost of sales	(10,046,928)	(9,120,785)	(2,294,177)	(2,467,235)	(12,341,105)	(11,588,020)	(4,694,942)	(4,413,494)	(1,088,007)	(1,182,877)	(5,782,949)	(5,596,371)
Gross profit	10,704,163	9,869,586	2,060,935	1,818,541	12,765,098	11,688,127	5,096,147	4,576,120	972,499	848,286	6,068,646	5,424,406
Distribution expenses	(2,467,776)	(2,360,410)	(650,062)	(670,939)	(3,117,838)	(3,031,349)	(1,219,107)	(1,138,921)	(315,618)	(313,354)	(1,534,725)	(1,452,275)
Sales and marketing expenses	(2,371,927)	(2,188,943)	(246,025)	(215,976)	(2,617,952)	(2,404,919)	(1,307,021)	(1,157,287)	(138,540)	(116,118)	(1,445,561)	(1,273,405)
Administrative expenses	(1,708,589)	(1,593,956)	(223,946)	(226,001)	(1,932,535)	(1,819,957)	(855,043)	(794,596)	(103,149)	(113,547)	(958,192)	(908,143)
Other operating income/(expenses)	1,128,868	920,614	216,755	254,970	1,345,623	1,175,584	657,202	459,781	111,734	130,544	768,936	590,325
Exceptional items	(10,981)	(17,299)	-	-	(10,981)	(17,299)	(5,145)	(7,598)	-	-	(5,145)	(7,598)
Income from operations	5,273,758	4,629,592	1,157,657	960,595	6,431,415	5,590,187	2,367,033	1,937,499	526,926	435,811	2,893,959	2,373,310
Net financial results					(1,081,707)	(972,154)					(300,542)	(469,695)
Share of results of associates and joint ventures					(2,943)	(2,771)					(2,591)	(5,457)
Income before income tax					5,346,765	4,615,262					2,590,826	1,898,158
Income tax expenses					(729,383)	(290,019)					(321,412)	(93,000)
Net income					4,617,382	4,325,243					2,269,414	1,805,158

AMBEV S.A.

15.	NET SALES

In accordance with Brazilian Federal Law No 6,404/76, the Company discloses the reconciliation between gross and net sales presented in the consolidated statement of profit or loss. The revenue figures by operational segment are disclosed in Note 14 – Segment reporting.

	Six-month period ended:		Three-month period ended:
	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Gross sales	63,482,185	63,301,087	29,848,776	29,647,661
Excise duty	(13,546,975)	(13,187,360)	(6,421,938)	(6,247,115)
Discounts	(7,321,811)	(7,526,155)	(3,277,919)	(3,310,352)
Total	42,613,399	42,587,572	20,148,919	20,090,194

At June 30, 2026 the Company recognized R$866,383 in tax incentives (R$735,523 at June 30, 2025). These amounts represent government grants in the nature of effective tax collection, which were recognized in the operating net revenue.

16.	OTHER OPERATING INCOME/(EXPENSES)

	Six-month period ended:		Three-month period ended:
	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Government grants and subsidized loan gains	971,991	873,196	453,127	416,571
(Additions to)/reversals of provisions	5,009	(74,772)	11,822	(7,751)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and investments of associates	62,555	62,078	34,104	29,488
Other operating income/(expenses), net	325,633	340,551	263,113	147,547
Total	1,365,188	1,201,053	762,166	585,855

17.	EXCEPTIONAL ITEMS

	Six-month period ended:		Three-month period ended:
	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Restructuring (i)	(80,666)	(72,575)	(31,251)	(51,208)
Subsidiary Restructuring (ii)	86,303	-	-	-
Total	5,637	(72,575)	(31,251)	(51,208)

(i) The restructuring expenses primarily relate to organizational realignments resulting from the Group’s operational improvements, resizing initiatives and digitalization efforts.

(ii) Effect related to the deconsolidation of balance sheet amounts.

AMBEV S.A.

18.	FINANCIAL RESULTS

	Six-month period ended:		Three-month period ended:
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Finance income
Income from cash and cash equivalents	698,167	591,566	355,677	249,477
Income from debt securities	132,549	80,568	67,039	45,649
Income from other receivables (i)	365,180	389,506	206,589	202,327
Total finance income	1,195,896	1,061,640	629,305	497,453

Finance expenses
Interest on accounts payable present value adjustment	(647,420)	(545,470)	(336,111)	(273,316)
Interest on bank debts and tax incentives	(87,098)	(87,602)	(41,075)	(43,320)
Interest on provisions for disputes and litigation	(62,892)	(87,911)	(12,585)	(35,604)
Interest on leases	(140,900)	(121,559)	(68,674)	(63,685)
Interest on pension plans	(58,237)	(55,226)	(27,511)	(27,405)
Other interest expenses (ii)	(198,794)	(256,445)	(93,715)	(124,567)
Losses on hedging instruments (iii)	(704,831)	(554,679)	(167,196)	(276,288)
Taxes on financial transactions	(105,843)	(119,809)	(51,068)	(50,829)
Bank guarantee expenses and surety bond premiums	(185,897)	(170,407)	(113,754)	(101,231)
Total finance expenses	(2,191,912)	(1,999,108)	(911,689)	(996,245)

Effects of the application of IAS 29 (hyperinflation)	28,335	(26,227)	17,513	(28,420)
Exchange differences, net (iv)	(447,272)	(1,015,386)	(141,182)	(527,465)
Other financial income/(expenses) (v)	(127,697)	148,714	(80,064)	80,692
Other financial results, net	(546,634)	(892,899)	(203,733)	(475,193)

Net financial results	(1,542,650)	(1,830,367)	(486,117)	(973,985)

(i) Refers mainly to monetary adjustments on taxes to be recovered.

(ii) Includes, among others, interest related to the financing of tax payments under the 2017 Special Tax Regularization Program (“PERT”).

(iii) Refers to the forward element, which may be separated and excluded from the designation of a financial instrument as a hedging instrument, in accordance with IFRS 9- Financial Instruments.

(iv) In some jurisdictions where the Group operates, there are additional costs associated with acquiring foreign currency, used for payments to some suppliers as well as for the remittance of earnings to the parent companies.

(v) As from the fourth quarter of 2025, the other financial income and other financial expense lines, which had previously been presented separately, began to be consolidated into the line item “Other financial results, net”. The same presentation has been applied on a comparative basis.

Interest expenses are presented net of the effects of derivative financial instruments used to hedge the Company’s interest rate risk (see also Note 20- Financial instruments and risks).

19.	SHARE-BASED PAYMENTS

Currently, the Company has two share-based payment programs: (i) the Stock Option Plan, approved at the Extraordinary General Meeting held on July 30, 2013 (the “Stock Option Plan”); and (ii) the Share-based Plan approved at the Extraordinary General Meeting of April 29, 2016, as amended at the Extraordinary General Meeting held on April 24, 2020 (“Share-Based Plan”). Each plan may periodically issue different programs stock options, restricted stock units (RSUs) and performance stock units (PSUs). These programs allow employees and members of senior management members, as nominated by the Board of Directors and the People Committee, to acquire shares of the Company through the exercise of stock options or to receive shares directly.

AMBEV S.A.

19.1 Share-Based Plan

During the six-month period, the Company granted 9,138 thousand restricted and performance shares under the Share-Based Plan (15,146 thousand in June 30, 2025), representing a fair value of approximately R$136,265 in June 30, 2026 (R$185,063 in June 30, 2025).

The total number of shares granted to employees under the Share-Based Plan, which will be delivered in the future upon the fulfilment of certain conditions, is presented below:

Restricted and performance stock units

Thousand restricted shares	06/30/2026	06/30/2025

Restricted and performance stocks outstanding at January	100,828	120,417
New restricted and performance stocks during the period	9,138	15,146
Restricted and performance stocks vested during the period	(8,697)	(10,692)
Restricted and performance stocks forfeited during the period	(4,350)	(4,184)
Restricted and performance stocks outstanding at the end of the period	96,919	120,687

19.2 Options Plan

Stock options have neither been granted nor exercised during the periods ended June 30, 2026, and June 30, 2025. The total number of outstanding stock options is as follows:

Thousand options	06/30/2026	06/30/2025

Options outstanding at January 1	60,191	72,466
Options exercised during the period	(818)	-
Options forfeited during the period	(2,224)	(937)
Options outstanding at the end of the period	57,149	71,529

In June 30, 2026, the exercise prices of the outstanding options ranged from R$16.34 (R$16.34 at June 30, 2025) to R$22.40 (R$22.40 at June 30, 2025), and the remaining exercise period for these options is up to 41 months. Of the 57,149 thousand outstanding options (71,529 thousand at June 30, 2025), 57,149 thousand options were vested as of June 30, 2026 (71,529 thousand at June 30, 2025).

The weighted average exercise price of the options is as follows:

In R$ per share	06/30/2026	06/30/2025

Options outstanding on January 1	18.91	18.26
Options forfeited during the period	18.39	18.23
Options exercised during the period	16.34	-
Options outstanding at the end of the period	18.60	19.44
Options exercisable at the end of the period	18.60	19.44

The Company carries out periodic share buybacks when necessary to meet demand for shares to be delivered under the plans mentioned above.

19.3 Expenses related to share-based payments

The share-based payments transactions described above generated an expense of R$190,555 on June 30, 2026 (R$208,730 on June 30, 2025), which was recorded under administrative expenses.

AMBEV S.A.

20.	FINANCIAL INSTRUMENTS AND RISKS

20.1 Categories of financial instruments

The financial instruments held by the Company and its subsidiaries are managed based on operational strategies and internal controls designed to assure liquidity, profitability, and security in transaction. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposures that management intends to cover (including foreign exchange, and interest rate risk, among others).

The table below presents the consolidated financial instruments recognized in the financial statements, classified by category:

Financial instrument items	Note	06/30/2026	12/31/2025
Assets
Amortized cost
Cash and cash equivalents	5.1	16,610,779	18,638,228
Trade receivables excluding prepaid expenses		8,842,124	8,987,257
Investment securities	5.2	78,088	137,557
Subtotal		25,530,991	27,763,042
Fair value through profit or loss
Investment securities	5.2	1,735,617	1,667,391
Derivatives hedges	20.2	636,635	778,116
Subtotal		2,372,252	2,445,507
Total assets		27,903,243	30,208,549

Liabilities
Amortized cost
Trade payables	10	20,963,766	24,055,794
Interest-bearing loans and borrowing	11	2,948,960	3,386,924
Other liabilities		3,439,741	3,473,785
Subtotal		27,352,467	30,916,503
Fair value through profit or loss
Put options granted on subsidiaries (i)		1,217,233	1,154,203
Derivatives hedges	20.2	1,134,250	925,401
Subtotal		2,351,483	2,079,604
Total liabilities		29,703,950	32,996,107

(i) Obligations related to the acquisition of a non-controlling interest: the Company recognized a liability related to the acquisition of the remaining non-controlling interest in the operations in the Dominican Republic. This financial instrument is denominated in Dominican Pesos and refers to Tranche B. The instrument is recorded by an entity whose functional currency is the Brazilian Real. The Company designated this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the Dominican Peso, so that the hedge result is recognized in the Group’s other comprehensive income, consistent with the results of the hedged items.

At June 30, 2026, and December 31, 2025, the Company did not have any financial assets measured at fair value through other comprehensive income.

AMBEV S.A.

20.2 Derivative financial instruments

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

					Six-month period ended: 06/30/2026			Three-month period ended: 06/30/2026
			Fair Value		Gains/(losses)			Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Financial results	Operational result	Equity	Financial results	Operational result	Equity
					Forward element	Spot element	Hedge accounting effect	Forward element	Spot element	Hedge accounting effect

Cost		19,207,938	635,332	(1,114,209)	(783,053)	124,658	36,287	(227,421)	179,386	(421,985)
	Commodities	5,506,787	418,763	(135,876)	(83,976)	440,727	286,064	141,850	330,945	(664,052)
	US Dollars	13,701,151	216,569	(978,333)	(699,077)	(316,069)	(249,777)	(369,271)	(151,559)	242,067

Imports of fixed assets		109,062	404	(13,055)	(4,220)	(4,223)	2,009	(1,612)	(1,228)	(3,460)
	US Dollars	109,062	404	(13,055)	(4,220)	(4,223)	2,009	(1,612)	(1,228)	(3,460)

Expenses		88,266	899	(6,617)	(2,989)	(3,488)	9,335	(1,257)	(886)	773
	US Dollars	88,266	899	(6,617)	(2,989)	(3,488)	9,335	(1,257)	(886)	773
Financial assets		(1,320,426)	-	(369)	23,445	-	-	10,291	-	-
	US Dollars	(1,320,426)	-	(369)	23,445	-	-	10,291	-	-
Balance at end of the period		18,084,840	636,635	(1,134,250)	(766,817)	116,947	47,631	(219,999)	177,272	(424,672)

AMBEV S.A.

		12/31/2025			Six-month period ended: 06/30/2025			Three-month period ended: 06/30/2025
			Fair Value		Gains/(losses)			Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Financial results	Operational result	Equity	Financial results	Operational result	Equity
					Forward element	Spot element	Hedge accounting effect	Forward element	Spot element	Hedge accounting effect

Cost		19,317,767	749,013	(889,212)	(552,579)	693,739	(1,072,517)	(298,285)	110,647	(476,066)
	Commodities	5,280,603	620,734	(108,720)	(45,394)	(42,468)	68,071	(4,505)	(72,120)	38,223
	US Dollars	14,037,164	128,279	(780,492)	(507,185)	736,207	(1,140,588)	(293,780)	182,767	(514,289)

Imports of fixed assets		117,977	143	(11,449)	(566)	2,537	(7,231)	29	432	(4,568)
	US Dollars	117,977	143	(11,449)	(566)	2,537	(7,231)	29	432	(4,568)

Expenses		92,349	427	(8,098)	(359)	1,180	(3,891)	(113)	406	(2,474)
	US Dollars	92,349	427	(8,098)	(359)	1,180	(3,891)	(113)	406	(2,474)

Financial assets		-	28,533	(16,642)	-	-	-	-	-	-
	US Dollars	-	28,533	(16,642)	-	-	-	-	-	-
Balance at end of the period		19,528,093	778,116	(925,401)	(553,504)	697,456	(1,083,639)	(298,369)	111,485	(483,108)

As disclosed in the Company’s accounting policies, the forward element, which may be separated and excluded from hedge designation, is recognized in the financial result in accordance with IFRS 9 - Financial Instruments.

AMBEV S.A.

20.2.1 Instrument maturity

At June 30, 2026, the Notional and Fair Value amounts, by instrument and maturity, were as follow:

		Notional Value
Hedge position	Risk	2026	2027	Total

Cost		11,947,300	7,260,638	19,207,938
	Commodities	2,675,027	2,831,760	5,506,787
	US Dollars	9,272,273	4,428,878	13,701,151

Imports of fixed assets		64,953	44,109	109,062
	US Dollars	64,953	44,109	109,062

Expenses		34,958	53,308	88,266
	US Dollars	34,958	53,308	88,266

Financial assets		(1,320,426)	-	(1,320,426)
	US Dollars	(1,320,426)	-	(1,320,426)
		10,726,785	7,358,055	18,084,840

		Fair Value
Hedge position	Risk	2026	2027	Total

Costs		(337,841)	(141,036)	(478,877)
	Commodities	375,673	(92,786)	282,887
	US Dollars	(713,514)	(48,250)	(761,764)

Imports of fixed assets		(11,001)	(1,650)	(12,651)
	US Dollars	(11,001)	(1,650)	(12,651)

Expenses		(4,833)	(885)	(5,718)
	US Dollars	(4,833)	(885)	(5,718)

Financial assets		(369)	-	(369)
	US Dollars	(369)	-	(369)
		(354,044)	(143,571)	(497,615)

20.2.2 Margins pledged as guarantees

To comply with margin requirements established by derivative exchanges and/or counterparties to certain derivative financial instrument transactions, at June 30, 2026, the Group held R$222,828 financial investments with high liquidity or in cash, classified as cash and cash equivalents and investment securities (R$164,400 at December 31, 2025).

AMBEV S.A.

20.3 Classification of financial instruments

	06/30/2026				12/31/2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Investment securities	1,735,617	-	-	1,735,617	1,667,391	-	-	1,667,391
Derivatives assets at fair value through profit and loss	168,002	468,633	-	636,635	7,850	20,683	-	28,533
Derivatives – operational hedges	-	-	-	-	164,266	585,317	-	749,583
	1,903,619	468,633	-	2,372,252	1,839,507	606,000	-	2,445,507
Financial liabilities
Put options granted on subsidiaries	-	-	1,217,233	1,217,233	-	-	1,154,203	1,154,203
Derivatives liabilities at fair value through profit and loss	369	-	-	369	-	16,642	-	16,642
Derivatives – operational hedges	14,020	1,119,861	-	1,133,881	97,982	810,777	-	908,759
	14,389	1,119,861	1,217,233	2,351,483	97,982	827,419	1,154,203	2,079,604

There were no transfers of assets and liabilities among fair value hierarchy Levels 1, 2, and 3 during the periods presented.

20.3.1 Financial instruments level 3

PUT CND

In accordance with the Shareholders' Agreement of Tenedora CND S.A. ("Tenedora”) – holding company headquartered in the Dominican Republic which owns almost the entire share capital of CND – executed between the Company and E. León Jimenes, S.A. (“ELJ”), ELJ is the owner of 2.89% of the shares of Tenedora, and has a put option for such remaining interest, corresponding to Tranche B as provided in the Agreement. This put option may be exercised by ELJ starting as from 2026. The Company, in turn, also holds a call option to acquire the Tranche B shares, exercisable from 2029 onwards, at which point both options will coexist.

At June 30, 2026, the Tranche B shares held by ELJ were valued at R$1,217,233 (R$1,154,203 at December 31, 2025). The fair value of Tranche B was calculated based on the EBITDA multiple defined in the agreement, less net debt, and discounted to present value using standard valuation techniques, based on the present value of the principal and future interest, discounted using the local currency WACC as of the measurement date. The valuation inputs are based on market information from reliable sources and are classified within Level 3 of the fair value hierarchy.

20.3.2 Reconciliation of changes in the liabilities categorized at Level 3

Financial liabilities at December 31, 2025	1,154,203
Total gains and losses during the period	63,030
Losses/(gains) recognized in net income	68,922
Losses/(gains) recognized in equity (i)	(5,892)
Financial liabilities at June 30, 2026	1,217,233

(i) Effect of foreign exchange variation on the Net Investment Hedge (NIH) instrument.

20.4 Risk management

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of its business. The Company analyzes each of these risks individually and on a consolidated basis to define strategies to manage their economic impact in accordance with its Financial Risk Management Policy.

The objective of this policy is intended to provide guidelines for the management of the financial risks inherent to the capital markets in which Ambev operates. The policy includes four main aspects related to financial risk management: (i) transactional risks related to the business; (ii) credit risks of counterparties financial statement translation risk; (iii) capital structure; financing and liquidity credit risks of financial counterparties and (iv) financial statement translation risk capital structure; financing and liquidity.

AMBEV S.A.

20.4.1 Market risk

20.4.1.1 Interest rate risk: represents of the possibility that the Company may incur losses due to fluctuations in interest rates, which may increase the financial expenses on its financial liabilities, and/or decrease the financial income from its financial assets, as well as negatively impacting the fair value of financial instruments measured at fair value. To mitigate this risk the Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions. The Company’s overall business strategy is reviewed periodically.

The table below demonstrates the exposure of the Company and its subsidiaries to debts and respective weighted interest rates. As of June 30, 2026, the Company and its subsidiaries did not hold hedge positions to the exposure described below:

	06/30/2026		12/31/2025
	Risk		Risk
	Interest rate	Amount in Brazilian Real	Interest rate	Amount in Brazilian Real
Brazilian Reais	12.0%	1,850,765	11.1%	2,172,861
Other	13.7%	572,436	15.1%	628,508
US Dollars	7.8%	510	2.4%	9,750
Canadian Dollars	5.2%	263,376	5.5%	314,790
Pre-fixed interest rate		2,687,087		3,125,909

Brazilian Reais	7.4%	261,873	7.6%	261,015
Post - fixed interest rate		261,873		261,015

Sensitivity analysis

The Company mitigates most of the risks arising from non-derivative financial assets and liabilities through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could lead to losses on these derivative financial instruments and has developed a sensitivity analysis based on three scenarios that could impact the Company’s future results and/or cash flow.

The sensitivity analysis of exchange rate fluctuations and commodity price variations is presented below:

AMBEV S.A.

					06/30/2026
Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedges	Increases in commodities price	282,887	334,856	1,659,585	3,036,282
Input purchases		(282,887)	(335,784)	(1,689,766)	(3,096,643)
Foreign exchange hedges	Foreign currency increases	(761,764)	(625,725)	2,663,523	6,088,810
Input purchases		761,764	624,282	(3,115,310)	(6,992,386)
Cost effects		-	(2,371)	(481,968)	(963,937)

Foreign exchange hedges	Foreign currency increases	(12,651)	(12,328)	14,615	41,880
Capex purchases		12,651	12,328	(22,826)	(58,303)
Fixed asset effects		-	-	(8,211)	(16,423)

Foreign exchange hedges	Foreign currency increases	(5,718)	(5,413)	16,348	38,415
Expenses		5,718	5,413	(21,137)	(47,991)
Results of expense effects		-	-	(4,789)	(9,576)

Foreign exchange hedges	Foreign currency increases	(369)	(15,858)	(330,476)	(660,582)
Cash		369	15,858	330,476	660,582
Financial assets effects		-	-	-	-
		-	(2,371)	(494,968)	(989,936)

20.4.1.2 Commodity risk: A significant portion of the Company’s inputs is comprised of commodities, which have historically experienced substantial price fluctuations. The Company's Policy establishes that entering into hedges is an appropriate way to protect the Company against unforeseen fluctuations in prices and foreign exchange rates. The Company therefore uses both fixed-price purchase contracts and derivative financial instruments to minimize its exposure to volatility in the prices of commodities such as aluminum, sugar, wheat, corn and paraxylene. These derivative financial instruments have been designated as cash flow hedges.

20.4.1.3 Foreign currency risk

The Company is exposed to foreign currency risk on its borrowing, investments, purchases, dividends and/or interest expenses/income where these are denominated in a currency other than the functional currency of the respective Group entities. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and deliverable forwards.

20.4.2 Credit risk

The carrying amounts of cash and cash equivalents, investment securities, trade receivables (excluding prepaid expenses), recoverable taxes and derivative financial instruments are presented net of impairment provisions, and represent the Company’s maximum exposure to credit risk at June 30, 2026. At June 30, 2026, there was no concentration of credit risk on any counterparty in excess of the limits established by the Company’s Credit Risk Policy. Counterparty risk is reassessed on a quarterly basis.

Customers

A substantial portion of the Company’s sales is made to distributors, supermarkets, and retailers through a broad distribution network. Credit risk is mitigated by the large number of customers and by the control procedures implemented to monitor this risk. Historically, the Company has not incurred significant losses on receivables from customers.

Investments

In order to minimize the credit risk on its investments, the Company has adopted cash and investment allocation procedures that take into account credit limits and credit analysis of financial institutions, thereby avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

AMBEV S.A.

20.4.3 Liquidity risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, debt issuances, bank borrowing and equity securities. Ambev’s material cash requirements have included the following: payments of dividends and interest on capital; capital expenditures; investments in companies; increases in the ownership interests in Ambev’s subsidiaries or in companies in which it holds equity investments; share buyback programs; and debt servicing.

The Company believes that its cash flow from operating activities, cash and cash equivalents and short-term financial investments, together with derivatives financial instruments and access to credit facilities, are sufficient to finance its capital expenditure, financial liabilities and dividend payments in the future.

							06/30/2026
	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	32,785,380	34,702,109	32,677,967	101,199	49,548	9,950	1,863,445
Secured bank loans	80,871	100,726	25,182	25,181	25,181	25,182	-
Other secured loans	281,368	351,032	126,213	112,040	68,228	1,608	42,943
Lease liabilities	2,586,721	3,277,638	1,170,639	894,475	404,191	376,240	432,093
	35,734,340	38,431,505	34,000,001	1,132,895	547,148	412,980	2,338,481

							12/31/2025
	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	38,793,549	40,657,985	37,499,850	85,522	40,675	1,169,439	1,862,499
Secured bank loans	99,701	126,861	27,943	25,182	23,373	50,363	-
Other secured loans	311,577	405,106	146,216	131,495	65,261	8,253	53,881
Lease liabilities	2,975,646	3,837,785	1,229,439	946,023	688,200	441,695	532,428
	42,180,473	45,027,737	38,903,448	1,188,222	817,509	1,669,750	2,448,808

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and related charges, put options related to the Company’s ownership interests in subsidiaries and other liabilities, except for transactions with related parties.

20.4.4 Capital management

The Company continuously evaluates and optimizes its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. In addition to the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratios and capital classifications that are applied in the financial statements.

The company monitors its net debt to ensure the continuity of its operations over the long term.

	06/30/2026	12/31/2025
Debt details
Interest-bearing loans and borrowing current and non-current	2,948,960	3,386,924
(-) Current investment securities	(1,735,617)	(1,681,692)
(-) Cash and cash equivalents	(16,610,779)	(18,638,228)
Net debt/(cash)	(15,397,436)	(16,932,996)

AMBEV S.A.

21.	COLLATERAL, CONTRACTUAL COMMITMENTS TO SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	06/30/2026	12/31/2025

Collateral given for the Company’s own liabilities	714,273	775,755
Other commitments	749,127	491,142
	1,463,400	1,266,897

Commitments to suppliers - Property, plant and equipment and Intangibles	630,370	251,074
Commitments to suppliers - Inventory	25,983,180	25,020,120
	26,613,550	25,271,194

At June 30, 2026, the Company had R$714,273 (R$775,755 at December 31, 2025) of cash guarantees.

Most of the commitments balance relates to obligations to packaging suppliers. These commitments are primarily aimed at ensuring a secure long-term supply of the Company’s strategic inputs and providing greater assurance to suppliers making long-term investments. The future contractual commitments are presented below:

	06/30/2026	12/31/2025

Less than 1 year	11,548,674	12,895,064
Between 1 and 2 years	5,759,495	2,151,696
More than 2 years	9,305,381	10,224,434
	26,613,550	25,271,194

Cash deposits used as guarantees are classified within other assets. The amount of fixed assets pledged as collateral is not material.

22.	RELATED PARTIES

The Company adopts corporate governance practices as recommended and/or required by the applicable laws and regulations. Under the Company’s bylaws, the Board of Directors is responsible for approving any transactions or agreements entered into between the Company and/or any of its subsidiaries (except wholly owned subsidiaries), its directors and/or shareholders (including direct or indirect partners of the Company’s shareholders). The Company's Governance Committee is responsible for advising the Board of Directors on matters related to related party transactions, among others.

Members of management are prohibited from taking part in any transaction in which a conflict of interest with the Company may exist, even if only in theory. This restriction also applies to any decision made by other members of management regarding the matter. Whenever such conflict exists, the members involved must inform management of the conflict and ensure that their non-participation in the deliberation is recorded in the minutes of the Board of Directors’ or Executive Board’s meeting.

22.1 Transactions with key management personnel

Key management personnel comprise the members of Executive Board and the Board of Directors. In addition to short-term benefits (mainly salaries), key management personnel are eligible to participate in the Company’s share-based payment plans, as described in note 19 – Share-based payments.

AMBEV S.A.

The total remuneration of key management personnel is presented below:

	Six-month period ended:		Three-month period ended:
	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Short-term benefits (i)	22,400	25,340	9,767	11,814
Share-based payments (ii)	39,568	64,100	10,592	33,870
Social security (iii)	4,070	3,030	1,297	1,514
Total key Management remuneration	66,038	92,470	21,656	47,198

(i) Mainly comprise fixed and variable compensation (including performance bonuses) paid to management.

(ii) Reflects expenses related to share options, deferred shares, restricted stocks and performance shares granted to Management.

(iii) Represents the social security charges ("INSS”) levied on the management’s remuneration.

Except for the above mentioned remuneration, the Company has no other transaction with key management personnel, nor does it have outstanding balances receivable from or payable to them in the Company’s balance sheet.

22.2 Transactions with the Company's shareholders:

22.2.1 Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, holding 10.2% of its share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with healthcare and dental assistance, support for technical and higher education courses, and facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. At June 30, 2026, and December 31, 2025, the actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully covered by plan assets held for this purpose, which significantly exceeded the corresponding liabilities at those dates.

Ambev recognizes the assets (recorded as prepaid expenses) to the extent of the economic benefits that are available to the Company, arising from reimbursements or reductions in future contributions.

During the six-month period ended June 30, 2026, expenses incurred and recognized by Fundação Zerrenner with third parties to provide these benefits amounted to R$205,111 (R$185,184 at June 30, 2025), of which R$184,494 and R$20,617 related to active employees and retirees, respectively (R$164,799 and R$20,385 at June 30, 2025).

22.2.2 Licensing agreement with AB InBev

The Company maintains licensing agreement with AB InBev and certain of its subsidiaries, including as Group Modelo and Spaten-Franziskaner-Bräu GmbH, to produce, bottle, import, promote, sell and distribute their key brands in the territories where the Group operates. The Company also grants AB InBev and certain of its subsidiaries licenses granting similar rights over its key brands, such as Brahma®, in AB Inbev’s territories.

During the six-month period ended June 30, 2026, the Group recognized R$32,033 (R$31,593 at June 30, 2025) and R$697,742 (R$657,876 at June 30, 2025) as royalty income and expenses, respectively, in its consolidated results.

AMBEV S.A.

22.3 Transactions with related parties

The Group’s consolidated results include R$397,277 from sales of products, services rendered and other income in the six-month period ended June 30, 2026 (R$466,979 in June 30, 2025). Regarding product purchases and other expenses, the Group recognized, in the same six-month period ended June 30, 2026, the amount to R$1,497,163 (R$1,456,769 in June 30, 2025). Additionally, an amount to R$3,249 was recognized by the Group as part of the net financial result from Transactions with related parties for the six-month period ended June 30, 2026 (R$(9,720) on June 30, 2025). The Group's main related party transactions were conducted with the following companies: AB InBev Procurement GmbH, Anheuser-Busch Packaging Group Inc., Anheuser-Busch Inbev USA LLC, Bavaria S.A., Cervecería Modelo de Mexico S. de R.L. de C.V., among others.

23.	EVENTS AFTER THE REPORTING PERIOD

23.1 Resolution on the payment date of the third and final installment of IOC December 2025

At a meeting held on July 29, 2026, the Board of Directors approved the payment date of the third and final installment of the interest on capital, the distribution of which had been approved at the Board of Directors' meeting held on December 9, 2025 ("IOC December 2025"). The payment will be made on October 6, 2026, in the gross amount of R$0.1185 per share, corresponding to an estimated net amount of R$0.1007 per share of the Company, after the withholding income tax in accordance with applicable tax legislation, totaling an aggregate net amount of approximately R$1.6 billion. The record dates considered at the time the distribution was approved remain unchanged.

23.2 Distribution of IOC July 2026

At a meeting held on July 29, 2026, the Board of Directors approved the distribution of interest on capital in the gross amount of R$0.0713 per share and an estimated net amount of R$0.0588 per Company share, after the withholding of income tax, in accordance with applicable legislation, totaling an aggregate gross amount of approximately R$ 1.1 billion ("IOC July 2026"). The July 2026 IOC will be offset against the mandatory minimum dividend for the fiscal year and will be calculated based on the profit for the period and the available balances reflected in the extraordinary balance sheet dated June 30, 2026. The distribution of the July 2026 IOC will be subject to taxation in accordance with the legislation in force. Such payment will be made by December 31, 2026, on a date to be determined by the Company's Management, based on the shareholder position as of September 21, 2026, with respect to B3 S.A. – Brasil, Bolsa, Balcão, and September 23, 2026, with respect to the New York Stock Exchange (NYSE), without monetary adjustment. The Company's shares and ADRs will trade ex-IOC beginning on September 22, 2026 (including).

23.3 Continuation of the share repurchase program.

In July 2026, as a continuation of the share repurchase program described in Note 1.3.3, the Company acquired 27,000,000 (twenty-seven million) common shares at a cost of approximately R$430 million. As a result, up to the date of issuance of these interim financial statements, the Company had acquired a total of 198,482,300 (one hundred ninety-eight million, four hundred eighty-two thousand, three hundred) common shares under the program, at a total cost of approximately R$3.2 billion.

23.4 Presumed Profit.

On July 24, 2026, the Company was notified of the unanimous favorable decision rendered by the Administrative Council of Tax Appeals ("CARF") in the administrative proceeding issued against Arosuco Aromas e Sucos Ltda. ("Arosuco"), a subsidiary of the Company, relating to the use of the presumed profit regime (lucro presumido) for the assessment of income tax and social contribution on net profit, which became final and unappealable, resulting in the cancellation of this contingency from the Brazilian Federal Revenue Service’s system (Receita Federal do Brasil). The amount already assessed relating to this uncertain tax treatment, as per ICPC 22/IFRIC 23, was BRL 623.6 million as of 30 June 2026 (BRL 601.3 million as of December 31, 2025). This proceeding was disclosed in Note 27.2.1, item 8, to the Company's Consolidated Financial Statements for the year ended December 31, 2025. As a result of the final decision, this amount will no longer be included in the total amount of uncertain tax treatments disclosed by the Company.

AMBEV S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer